Exhibit 99.3

HYDROGENICS
CORPORATION

Ready

Renewable

Reliable

2008 ANNUAL REPORT

LINES OF BUSINESS

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM technology. We operate in various geographic markets and organize ourselves in four reportable segments.

Our Belgian-based OnSite Generation business develops products based on water electrolysis technology for industrial gas applications, hydrogen fueling stations, and renewable energy storage markets. Alkaline water electrolysis technology involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. Our HySTATTM branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. For the year ended December 31, 2008, our OnSite Generation business reported revenues of $31.2 million and at December 31, 2008 had 73 full-time employees.

Our Canadian-based Power Systems business has a satellite facility in Gladbeck, Germany and develops fuel cell products based on proton exchange membrane or PEM technology for stationary and motive power applications. PEM fuel cell technology transforms chemical energy liberated during the electrochemical reaction of hydrogen and oxygen, to electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® fuel cell products to multiple electrical power outputs ranging from 4 to 65 kilowatts with ease of integration, high reliability and operating efficiency, delivered in a highly compact footprint. For the year ended December 31, 2008 our Power Systems business reported revenues of $5.6 million and at December 31, 2008 had 81 full-time employees.

Our Test Systems business provided test services to third parties to validate their fuel cell development efforts and sold fuel cell test station products to Original Equipment Manufacturers (OEMs), fuel cell providers, and fuel cell component developers to validate their fuel cell products. We have largely completed an orderly wind up of this business in order to focus our resources on our OnSite Generation and Power Systems businesses. For the year ended December 31, 2008 our Test Systems business reported revenues of $2.5 million and at December 31, 2008 had 5 full-time employees.

ADDRESSABLE MARKETS	TARGET CUSTOMERS

• Industrial gas • Hydrogen fueling stations

•      Leading merchant gas companies such as Air Liquide S.A. and Linde AG.

•      End users requiring high purity hydrogen produced on-site for industrial applications.

•      Progressive oil and gas companies such as Shell Hydrogen for transportation applications.

• Backup power for telecom and data centre applications • Lift truck power • Transit vehicles

•      Leading OEMs, including APC by Schneider Electric and Commscope, Inc.

•      Leading OEMs, including Crown Equipment Corporation and NACCO Materials Handling Group, Inc.

•      Military and other early adopters of emerging technologies.

•      Municipalities and transit vehicle fleets.

• Renewable power for remote communities • Energy storage for renewable systems • Grid balancing support systems	• Progressive electric utilities such as Powertech Labs, Inc., a wholly owned subsidiary of BC Power, and Newfoundland and Labrador Hydro (Hydro) seeking to store renewable energy.

TABLE OF CONTENTS

Lines of Business		2
Table of Contents		3
Financial Highlights		4
President’s Message to Shareholders		5
Reliable - Backup Power		8
Ready - Lift Truck Power		9
Reliable - Industrial Hydrogen		10
Renewable - Hydrogen Fueling Stations		11
Renewable - Hydrogen Energy Storage		12
Key Performance Indicators		13
Management’s Responsibility for Financial Reporting		14
MANAGEMENT’S DISCUSSION & ANALYSIS
1	Our Business	16
2	Growth Strategy	17
3	Operating Results	19
4	Financial Condition	23
5	Summary of Quarterly Results	24
6	Liquidity and Capital Resources	25
7	Critical Accounting Estimates	29
8	Recent Accounting Pronouncements	30
9	Outlook	33
10	Related Party Transactions	35
11	Disclosure Controls	35
12	Internal Control Over Financial Reporting	35
13	Enterprise Risk Management	36
14	Reconciliation and Definition of Non-GAAP Measures	37
15	Risk Factors	38
16	Forward-looking Statements	51
CONSOLIDATED FINANCIAL STATEMENTS
Management’s Report on Internal Control over Financial Reporting		52
Independent Auditors’ Report		53
Comments by Independent Auditor on Canada—US Reporting Difference		54
Consolidated Financial Statements		55
Notes to Consolidated Financial Statements		60
Investor Information		84
Board of Directors		85
Shareholder Information		86

INVESTOR KNOWLEDGE PORTAL

We encourage you to visit our investor knowledge portal at www.hydrogenics.com/investor to learn, stay informed and monitor our progress.

FINANCIAL HIGHLIGHTS

2008 was a year during which Hydrogenics took the initiative to reduce its cost structure in the short-term and secure a differentiated marketplace position for the long term.

(in thousands of US dollars, except for share and per share amounts)

	2008	2007	2006
OnSite Generation	31,207	19,608	12,032
Power Systems	5,643	6,103	6,943
	36,850	25,711	18,975
Test Systems	2,490	12,279	11,084
Revenues	39,340	37,990	30,059

Gross Margin	7,894	4,389	699
% of Revenues	20%	12%	2%

Selling, General and Administrative Expenses	15,022	24,006	27,891
Research and Product Development Expenses	7,296	9,690	9,379
Cash Operating Costs(1)	21,624	32,143	35,438
EBITDA(1)	(14,424)	(31,323)	(36,571)
Net loss	14,319	28,068	130,759
Net loss per share	(0.16)	(0.31)	(1.42)

(1)          These measures have no standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures of other companies. These measures are described in Section 14 of our MD&A and are reconciled to their nearest Canadian GAAP figure.

(in thousands of US dollars, except for share and per share amounts)

PRESIDENT’S MESSAGE TO SHAREHOLDERS

READY — WE ARE WELL PREPARED TO REALIZE OUR GOAL

This year marks a personal milestone, my 50th year. To celebrate the occasion I decided to make a pilgrimage journey to the top of Mount Kilimanjaro in Africa. During all the preparation and the journey, I couldn’t help but realize some parallels with our journey as a company. We start with preparation, readiness and the inspiration of a goal. Today, Hydrogenics is more ready than ever to realize the commercial value of the technology that we have worked so many years to develop. This is demonstrated in the maturity of the products we have created in cooperation with our OEM partners. In recent months we have quoted fuel cell projects with volumes in the hundreds and thousands - hard evidence that volume demand is in sight and there are real commercial market applications for back-up power and mobility fuel cell products. While the orders are not yet in hand, the summit is in sight. As further evidence, other industry participants are seeing the same positive trends.

Snow on a mountain in Africa they asked? In the late 1800’s the early explorers in Africa would not initially believe it was possible. Our story was also met with disbelief at times. Energy from water? Electricity directly from hydrogen gas with only water as a byproduct? It is simple and true. The hard work and preparation by Hydrogenics over these last 12 years has made it possible. The idea of using renewable energy to produce electricity is also not new. In 1923, John B. S. Haldane proposed that hydrogen and oxygen could be produced, via electrolysis, from electricity generated by wind turbines. Today, with our fuel cell and hydrogen generation products Hydrogenics has made it a reality.

At 19,300 feet (5986 metres) Kilimanjaro is the largest and highest volcano in the world. At Hydrogenics we constantly ask ourselves are we, can we be, the best in the world? Evidence from our customers and business partners regularly confirms: yes we can. Hydrogenics is unique in that we possess world-leading expertise in both hydrogen generation and fuel cell technology. This combined expertise equips us to participate as leaders in the real-world application of hydrogen technology for renewable energy applications. We are able to serve markets, such as renewable energy storage, where both the generation and use of hydrogen are required. The inherent variation in renewable energy generation, such as wind and hydro, and the resulting miss-match between supplies and demand, cries out for a solution. Hydrogen will be one of the most important solutions to this problem. The ability of hydrogen to store large amounts of energy in a compact form has led to the recognition that it is the ideal “energy carrier.” Hydrogenics intends to become a leader in this emerging field. In the last year we have delivered four significant projects where hydrogen is used to store precious renewable energy.

“Hydrogenics achieved significant performance improvement in 2008 and is well positioned to seize the opportunities in 2009.”

RELIABLE — WE ARE FOCUSED ON WHAT MATTERS

Reliability is a central and required trait for Hydrogenics’ products and applications. It is also central to who we are as a company. We do what we say we will do. Hydrogenics set and achieved significant technical and financial performance improvement targets in 2008.

The greatest barriers to the commercial adoption of hydrogen technology have been cost and durability. Today, as a result of advances in technology, we realize a tenfold improvement in performance, and an 80% reduction in capital costs for fuel cells, along with more than a 25% reduction for electrolyzers. We are making meaningful inroads into a significant number of sizeable markets with compelling opportunities.

Evidence of just how far we have come in delivering financial results can be seen on page four of this report. In 2008, top line revenue grew by 43%, excluding our legacy Test Systems business (which we began to wind up in late 2007), and we exited the year with an order backlog of $22.2 million — substantially all for delivery in 2009. Our OnSite Generation business broke through to profitability in 2008 and was profitable every quarter, posting 59% growth in revenues and producing $2.1 million of segment income.

CHANGES in EBITDA (2007-2008)

We also took decisive steps in 2008 to reduce our cost structure and improve overall efficiency, and our financial performance in the last eight quarters shows the impact of a talented and focused team dedicated to achieving profitability. We reduced our EBITDA loss, a key performance metric, by 54% and saw our cash consumption decrease by 75%. Our cash operating expenses, a key metric for measuring overhead, decreased by 33%, and our cash consumption rate stands at a record low. Thus, as the financial markets further restrict available cash, there will no doubt be challenges; however we have reason to believe that in the coming year we will be able to meet such challenges and execute our business plan and ongoing growth strategy.

RENEWABLE — WE MAKE A DIFFERENCE

The once unbelievable sight of glaciers in equatorial Africa is disappearing at an alarming rate. Our world is now waking up to the dramatic effects of climate change. In the last year we have seen an unprecedented level of support for alternative energy technologies, particularly in programs focused specifically on fuel cells and hydrogen. The tax credit for fuel cell applications in the USA has tripled, and a hydrogen infrastructure credit has been added. The Joint Technology Initiative in the European Union will bring 750 million Euros of funding specifically targeted at Hydrogen and Fuel Cells. This has spawned a renaissance of interest in the field in Europe. We are now beginning to see the development of projects supported by these funds. Even the oil rich Middle East has turned its attention and funds toward renewable energy with the MASDAR project. With our strong presence in both North America and Europe, Hydrogenics will look to actively participate in the opportunities created by these funding initiatives.

During 2008 we participated in the opening of the first retail hydrogen refueling station in the U.S.A, a project we were proud to build with Shell Hydrogen. The station has now served more than 1000 vehicles. We also worked closely with leading electrical utilities, such as Powertech Labs, Inc., a wholly-owned subsidiary of BC Power and Newfoundland and Labrador Hydro (Hydro), to validate our hydrogen electrolysis platform for renewable energy storage. We continue to work closely with leading industrial gas companies to provide on-site hydrogen generation solutions. Meanwhile, we advanced the market readiness of our fuel cell products in terms of performance, cost, reliability, and quality. We validated these advancements with OEM customers, including APC (Schneider Electric) and CommScope, Inc. for backup power applications and with Crown Equipment Corporation and NACCO Materials Handling Group, Inc. for lift truck applications. We are looking to capitalize on a number of compelling market opportunities in 2009, based in part, on the groundwork laid with our partners in 2008. Hydrogenics is making a difference on one of the most critical and pressing issues of our time.

READY, RENEWABLE AND RELIABLE FOR 2009

Climbing Kilimanjaro is perhaps physically and psychologically one of the toughest things I have ever done. As we crested the rim of the crater at Stella Point, the sense of accomplishment was exhilarating. There is no way to describe the feeling of standing at the summit. The pain of the journey was absolutely worth the reward. The only way we made the summit was through proper conditioning, preparation, deliberate steps on the right path similar to Hydrogenics’ transformation.

We anticipate 2009 will remain a challenging year as some of our geographic markets continue to experience contractions in their domestic economies. However, the growing need for renewable energy and energy storage will, in our view, become more pervasive, leading to new opportunities.

We are encouraged to see governments around the world endorsing hydrogen as a fuel for transportation and as a medium for energy storage, which we see as an accelerator to early market adoption.

We are also encouraged to see steps taken by our channel partners to deploy fuel cell products into backup power and motive power markets.

We have set aggressive targets for cost, performance and durability, based on customer requirements, and will report our progress against these targets as we make our way through 2009.

We are excited about the opportunities before us and grateful for the continued support of our shareholders, employees and Board of Directors. I would encourage you to read a few of the case studies in this annual report to see, from our customers’ perspective, how hydrogen fits in. We would also encourage you to visit our investor knowledge portal at www.hydrogenics.com/investor to learn, stay informed and monitor our progress.

Yours truly,

Daryl C. F. Wilson

President and Chief Executive Officer

RELIABLE: BACKUP POWER

MARKET OPPORTUNITY

Mission-critical voice and data communications networks demand dependable backup power to avoid costly outages. This need has created a premium power market for uninterruptible power supply (UPS) to keep mission critical data centres and telecom networks up and running for extended periods. Traditionally, companies have relied on a cumbersome combination of batteries and diesel generators that fall short of extended run needs. Batteries offer only short-term backup power, while generators burn costly and environmentally damaging diesel fuel.

Today, hydrogen fuel cell products are emerging as the best mean of, providing cost-effective and dependable extended-run backup power.

DID YOU KNOW?	BATTERIES LOSE THEIR CHARGE WHEN NOT IN USE AND PROVIDE ONLY SHORT-DURATION BACKUP POWER, WHILE DIESEL GENERATORS LACK RELIABILITY AND CONTRIBUTE TO ENVIRONMENTAL DAMAGE.

OUR SOLUTION

Hydrogenics works with leading OEMs, such as CommScope, Inc. and APC by Schneider Electric, world-leading suppliers of UPS equipment to deliver hydrogen fuel cell backup power systems providing reliable extended-run backup power at a lower life-cycle cost. The HyPM® XR provides scalable power and voltage options to guarantee uninterruptible power supply for demanding AC and DC dependent networks in data centre and telecom environments.

2008 MILESTONES

•                  Expanded relationship with APC by Schneider Electric, for datacentre backup power offering.

•                  Delivered initial fuel cell modules to Commscope, Inc. for telecom backup power market.

•                  Advanced, tested and validated next generation backup power products with leading OEMs.

READY: LIFT TRUCK POWER

MARKET OPPORTUNITY

Lift trucks are used extensively in manufacturing facilities, distribution centres and warehouses that currently rely on lead acid battery powered lift trucks to meet zero emission requirements. Lead acid batteries have limited range, their charge lasts only one shift in most warehouse applications, and they suffer from battery degradation leading to poor performance.

Hydrogen fuel cells offer higher productivity, deliver clean continuous power without performance degradation, and are environmentally clean, the only by-product being water and heat.

DID YOU KNOW?	FUEL CELL POWERED CLASS 1 LIFT TRUCKS ARE USED IN MANUFACTURING FACILITIES, DISTRIBUTION CENTRES AND WAREHOUSES TO MEET ZERO EMISSION REQUIREMENTS.

OUR SOLUTION

Hydrogenics has focused on material-handling equipment, including lift trucks, as a leading-edge replacement product for lead acid battery powered equipment. Designed to fit within a lift truck’s existing standard battery pack compartment, Hydrogenics’ HyPX® Power Packs deliver cost effective continuous power in a zero emission environment.

We have set agressive cost reduction targets to enable profitable participation in this market.

2008 MILESTONES

•                  20 unit order for deployment at US Department of Defense site.

•                  Delivered 22 units to General Motors Canada site.

•                  Engaged leading OEMs.

•                  Advanced product readiness for commercial market deployments.

RELIABLE: INDUSTRIAL HYDROGEN

MARKET OPPORTUNITY

Hydrogen is used extensively in industrial and manufacturing applications, such as generator cooling systems, glass manufacturing, diamond production and even the cooling of nuclear reactors. Hydrogen has an excellent thermal conductivity so it can provide more efficient cooling. And, because it is very stable, hydrogen can be easily controlled.

The worldwide market for hydrogen is estimated at $5 billion annually, and is served by industrial gas companies as well as on-site hydrogen generation product manufacturers, such as ourselves. We believe that the annual market for on-site hydrogen generation is approximately $200 million for our products.

DID YOU KNOW?	HYDROGEN IS A GAS USED IN REAL-WORLD INDUSTRIAL APPLICATIONS SUCH AS COOLING SYSTEMS AND GLASS MANUFACTURING.

OUR SOLUTION

Built on world-leading proprietary electrolyzer technology, Hydrogenics’ HySTATTM Hydrogen Stations offer a dependable supply of on-site hydrogen for leading merchant gas companies and end-users requiring high purity hydrogen for a variety of industrial applications. From a selection of versatile modular components, Hydrogenics delivers turnkey HySTATTM Stations that precisely meet specific operational criteria for hydrogen generation, storage and dispensing.

2008 MILESTONES

•                  Delivered 44 units, a 30% in-crease over 2007.

•                  Completed standardization of

•                  Established distribution channels for emerging markets including Russia and Eastern Europe.

RENEWABLE:

HYDROGEN FUELING STATIONS

MARKET OPPORTUNITY

The increasing growth of hydrogen-powered consumer and fleet vehicles is creating demand for hydrogen fueling stations in many jurisdictions throughout the world. California is the most developed state in the USA in terms of hydrogen energy, reflected by Governor Schwarzenegger’s promise of 200 Hydrogen refuelling stations in California before he retires. Twenty-five hydrogen stations currently operate in California, serving more than 100 fuel cell vehicles (FCVs) and transit buses, with a further 10 stations already in the planning stage. In 2008, California recorded 1.5 million zero emission miles for FCVs.

OnSite generation of hydrogen through electrolysis increases efficiency, and minimizes distribution costs, providing a pathway to pure “green hydrogen” from renewable energy.

DID YOU KNOW?	CALIFORNIA HAS MORE FUEL CELL VEHICLES AND HYDROGEN FUELING STATIONS THAN ANY OTHER PART OF THE WORLD.

OUR SOLUTION

Hydrogenics has delivered over 30 hydrogen fueling stations in North America, Europe and Asia. In California, Hydrogenics recently implemented an integrated hydrogen fueling station providing hydrogen generation, storage and dispensing technology to Shell Hydrogen at the first retail hydrogen/gasoline station in the state. This station provides up to 30 kg/day of hydrogen and has already completed more than 1,000 vehicle fuelings.

2008 MILESTONES

•                  Delivered four fueling stations worldwide, including Shell Hydrogen in California, and Air Liquide in Victoria, B.C.

•                  Awarded a contract to provide fuelling station in Barth, Germany, powered by solar energy.

MARKET OPPORTUNITY

Many communities around the globe are isolated from the main electrical grid and are dependent on diesel generated electric power for their community. Harnessing the power of available renewable resources, such as solar, wind, and hydro, is an ideal approach to generating electricity, however power generation is limited by the wind or river’s inherent intermittency. During periods of low wind or river flow, the community is dependent on diesel generators to provide power.

Introducing hydrogen energy storage technologies to remote communities allows excess renewable energy such as wind and hydro power, to be stored and redeployed when needed, enabling the renewable resource to supply a greater percentage of a community’s power requirements.

DID YOU KNOW?	GLOBALLY, 10% OF THE WORLD’S ELECTRIC GRID RUNS ON DIESEL GENERATORS. WIND AND SOLAR ARE COMPETITIVE SOURCES OF RENEWABLE ENERGY AND IDEAL FOR REMOTE LOCATIONS.

OUR SOLUTION

Hydrogenics electrolyzers are powered by excess renewable energy resources to produce hydrogen during periods of low energy demand. The stored hydrogen is then used in a fuel cell to produce electricity in times of peak demand. By adding zero-emission hydrogen generation, storage, and power generation, the community increases the proportion of electricity derived from renewable energy resources. This increased penetration of renewable energy resources will lead to a decreased dependence on diesel fuel. Reducing the dependence on diesel fuel reduces costs, while providing a clean environmentally friendly power system.

2008 MILESTONES

•                  Awarded several projects for hydrogen based renewable energy storage including Newfoundland and Labrador Hydro (Hydro) and Powertech Labs, Inc., a wholly owned subsidiary of BC Hydro.

•                  Advanced product development based on customer needs.

•                  Established Go-To Market Strategy.

KEY PERFORMANCE INDICATORS

Each year we establish a number of corporate and reporting unit targets, or key performance indicators (KPIs), to establish, define and measure progress towards a number of organizational objectives, including engaging our people, achieving a high level of product quality, meeting various financial and safety targets, among others. In 2008, we established and monitored our progress towards more than 30 KPIs we believe are important to our success. Set out below are a few of the KPIs we used in 2008 to gauge how we monitor our progress.

GROW OUR REVENUES

2008 TARGETS		2008 RESULTS

Increase total revenues, excluding our legacy Test Systems business by 20% from 2007.	•	Increased total revenues, excluding our legacy Test Systems business by 43% from 2007.

Increase the number of electrolyzers delivered in 2008.	•	Delivered 44 electrolyzers in 2008, representing a 30% year over year growth.

REDUCE OUR COSTS

2008 TARGETS		2008 RESULTS

Reduce the cost of our HyPX® fuel cell battery replacement power pack by 18%.	•	24% cost reduction achieved.

Reduce EBITDA loss, excluding Test Systems business to $14.8 million from 2007.	•	Exceeded target by 3%.

ADVANCE TECHNOLOGY TO MEET CUSTOMER NEEDS

2008 TARGETS		2008 RESULTS

Increase durability of our non-humidified power module by 150%.	•	500% improvement achieved.

Successfully commission large scale prototype electrolyzer.	•	Successfull start-up achieved.

MANAGEMENT’S RESPONSIBILITY

FOR FINANCIAL REPORTING

Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 14 and the Consolidated Financial Statements beginning on page 54 have been prepared by management and approved by the Board of Directors of the Company. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting” on page 51 of this Annual Report. Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the Consolidated Financial Statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditors’ report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The Consolidated Financial Statements have been independently audited by PricewaterhouseCoopers LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and, with respect to the Consolidated Financial Statements for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the Consolidated Financial Statements of the Company. In addition, our auditors have issued an attestation report on management’s assessment of the Company’s internal controls over financial reporting as of December 31, 2008. PricewaterhouseCoopers LLP has direct access to the Audit Committee of the Board of Directors.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 24, 2009

Mississauga, Ontario

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SECTION		PAGE
1	OUR BUSINESS	16
	A summary of our business units and how we address our markets.

2	GROWTH STRATEGY	17
	A summary of our product development, market engagement and financial strategies.

3	OPERATING RESULTS	19
	A discussion of our operating results for 2008 and 2007.

4	FINANCIAL CONDITION	23
	A discussion of the significant changes in our consolidated balance sheets.

5	SUMMARY OF QUARTERLY RESULTS	24
	A summary view of our quarterly financial performance.

6	LIQUIDITY AND CAPITAL RESOURCES	25
	A discussion of cash flow, liquidity, credit facilities and other disclosures.

7	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	29
	A description of our accounting estimates that are critical to determining our financial results.

8	RECENT ACCOUNTING PRONOUNCEMENTS	30
	A discussion of Canadian generally accepted accounting principle developments that have, will or might affect the Company.

9	OUTLOOK	33
	The outlook for our business in 2009.

10	RELATED PARTY TRANSACTIONS	35
	A discussion of related party transactions and their relationship to our business.

11	DISCLOSURE CONTROLS	35
	A discussion of our disclosure controls and procedures.

12	INTERNAL CONTROL OVER FINANCIAL REPORTING	35
	A statement of responsibilities regarding internal controls over financial reporting.

13	ENTERPRISE RISK MANAGEMENT	36
	Enterprise risks and uncertainties facing Hydrogenics, and how the Company manages those risks.

14	RECONCILIATION AND DEFINITION	37
	OF NON-GAAP MEASURES
	A description, calculation, and reconciliation of certain measures used by management.

15	RISKS FACTORS	38
	Risk Factors.

16	FORWARD-LOOKING STATEMENTS	51
	Caution regarding forward-looking statements.

This Management’s Discussion and Analysis (MD&A) comments on Hydrogenics’ Financial condition and operations, as at and for the years ended December 31, 2008 and December 31, 2007, compared to the preceding years. For a complete understanding of our business environment, risks, trends and uncertainties and the effect of critical accounting policies and estimates on our results of operations and financial condition, this MD&A should be read together with the audited consolidated financial statements and the related notes. This MD&A is dated March 24, 2009. All amounts in this MD&A are in US dollars, unless otherwise noted.

All financial information contained in this MD&A and in the audited consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except for certain “Non-GAAP Measures” on page 35 of this MD&A. The audited Consolidated Financial Statements and this MD&A were reviewed by Hydrogenics’ Audit Committee and approved by the Company’s Board of Directors.

Additional information about Hydrogenics, including our 2008 Annual Information Form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the US Securities and Exchange Commission website at www.sec.gov.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. These factors include those identified in the sections of this MD&A entitled “Risk Factors” and “Forward-Looking Statements”. In this MD&A, “Hydrogenics”, the “Company”, or the words, “our”, “us” and “we” refer to Hydrogenics Corporation together, as applicable, with its subsidiaries.

For additional information, please refer to www.hydrogenics.com/investor

FOR ADDITIONAL INFO VISIT:

WWW.HYDROGENICS.COM

1      OUR BUSINESS

A summary of our business units and how we address our markets.

Who We Are

Hydrogenics, together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM technology. We were incorporated under the Canada Business Corporations Act in 1988 and commenced our fuel cell development activities in 1996. We maintain operations in Belgium, Canada and Germany.

How We Are Organized

We operate in various geographic markets and organize ourselves in four reportable segments.

Our OnSite Generation business segment is based in Oevel, Belgium and develops products for industrial gas, hydrogen fueling and renewable energy storage markets. For the year ended December 31, 2008 our OnSite Generation business reported revenues of $31.2 million and at December 31, 2008 had 73 full-time employees.

Our Power Systems business segment is based in Mississauga, Canada with a satellite facility in Gladbeck, Germany. This segment develops products for stationary and motive power applications. For the year ended December 31, 2008 our Power Systems business reported revenues of $5.6 million and at December 31, 2008 had 81 full-time employees.

Our Test Systems business segment is based in Burnaby, Canada and provided fuel cell testing services and sold fuel cell test stations. In November 2007, we announced that we would implement an orderly wind up of our Test Systems business in order to focus our resources on our OnSite Generation and Power Systems businesses. We expect to complete the wind up by the end of 2009. For the year ended December 31, 2008 our Test Systems business reported revenues of $2.5 million and at December 31, 2008 had five full-time employees.

Our Corporate and Other business segment provides corporate services and administrative support. At December 31, 2008, our Corporate and Other business had seven full-time employees.

Our Products

Our OnSite Generation business is based on alkaline water electrolysis technology which involves the decomposition of water (H2O) into oxygen (O2) and hydrogen gas (H2) by passing an electric current through a liquid electrolyte. The resultant hydrogen gas is then captured and used for industrial gas applications, hydrogen fueling applications, and used to store renewable energy in the form of hydrogen gas. Our HySTAT® branded electrolyzer products are based on 60 years of hydrogen experience, meet international standards such as ASME, CE, Rostechnadzor and UL and are certified ISO 9001 from design to delivery. We configure our HySTATTM products for both indoor and outdoor applications and tailor our product to accommodate various hydrogen gas requirements.

Our Power Systems business is based on PEM fuel cell technology which transforms chemical energy to electric energy when liberated during the electrochemical reaction of hydrogen and oxygen to electrical energy. Our HyPM® branded fuel cell products are based on our extensive track record of on-bench testing and real-time deployments across a wide range of stationary and motive power profiles. We configure our HyPM® products to multiple electrical power outputs ranging from 4 to 65 kilowatts with ease of integration, high reliability and operating efficiency, delivered in a highly compact footprint.

How We Sell Our Products

Our products are sold worldwide to original equipment manufacturers (“OEMs”), systems integrators and end users through a direct sales force and a network of distributors. Our sales method varies depending on the product offering and market.

Our OnSite Generation products are sold to leading merchant gas companies, such as Air Liquide and Linde AG and end users requiring high purity hydrogen produced on-site for industrial applications. We also sell our products to progressive oil and gas companies, such as Shell Hydrogen, requiring hydrogen fueling stations for transportation applications. Recently, we have begun to sell our products to leading electric utilities including Powertech Labs, Inc., a wholly owned subsidiary of BC Power and Newfoundland and Labrador Hydro (Hydro) requiring renewable energy storage.

Our Power Systems products are sold to leading OEMs, such as APC by Schneider Electric and Commscope, Inc. to provide backup power applications for data centres and telecom sites and to Crown Equipment Corporation, Linde Materials Handling, Mitsubishi Forklift and NAACO Materials Handling Group, Inc. for prototype field tests of our fuel cell products intended to be direct replacements for traditional lead-acid battery packs on indoor industrial lift truck applications. We also sell our Power Systems products to the military and other early adopters of emerging technologies.

Who We Compete With

Our Onsite Generation business competes with merchant gas companies such as Air Liquide and Linde AG which, in addition to being customers, operate large scale hydrogen production plants and are providers of on-site hydrogen generation products using steam methane reforming, or SMR technology and other electrolysis technology. We compete on performance, reliability and cost and believe we are well positioned in situations where there is a need for high purity hydrogen manufactured on-site.

Our Power Systems business competes with several well-established battery and combustion generator companies in addition to several other fuel cell companies. We compete on relative price/performance and design innovation. In the backup power market, we believe our HyPM® systems have an advantage over batteries and combustion engines for customers seeking extended run requirements, by offering a more reliable and economic solution. In motive power markets, we believe our HyPM® products are well positioned against lead-acid batteries by offering increased productivity and lower operational costs.

Our Intellectual Property

We believe that our intellectual property provides us a strong competitive advantage and represents a significant barrier to entry. As at December 31, 2008, we held 55 patents and had 191 patents pending.

Government Regulation in our Industry

We are not subject to regulatory commissions governing traditional electric utilities and other regulated entities in any of the jurisdictions that we operate in. Our products are however subject to oversight and regulation by governmental bodies in regard to building codes, fire codes, public safety, electrical and gas pipeline connections and hydrogen siting, among others.

2                GROWTH STRATEGY

A summary of our product development, market engagement and financial strategies.

Our strategy is to develop electrolyzer and fuel cell products for sale to OEMs, electric utilities, merchant gas companies and end users requiring highly reliable products offered at competitive prices. We believe that our success will be substantially predicated on the factors set forth below.

Advancing Our Product Designs

Within our OnSite Generation business segment, we are focused on reducing the cost of our HySTATTM electrolyzer and improving its efficiency. Concurrently, we are developing an electrolyzer having four times the active area per cell to allow us to compete more favourably in cases where greater volumes of hydrogen are required for industrial, hydrogen fueling or renewable energy storage applications.

Within our Power Systems business segment, we are focused on increasing the durability and efficiency of our fuel cells and fuel cell systems as well as reducing their cost. For market opportunities such as the home and backup power market requiring between 4 and 12 kilowatts of electrical power, we are developing a PEM based electrolyzer. We are attempting to offset a portion of the associated development expenses by entering into cost sharing agreements with OEMs and government agencies.

Recently, we have seen considerable interest in using hydrogen as a medium to store renewable energy, particularly wind and solar power, due to the favourable characteristics of hydrogen as an energy carrier. We are developing a renewable energy storage product incorporating an alkaline electrolyzer, PEM fuel cell electrical generator and associated systems integration software. We anticipate adding other proprietary technologies to this product offering based on continued market intelligence. In time, we anticipate developing a product offering that will benefit from ancillary electrical power services such as grid balancing and load profiling.

Increasing Market Penetration

As at December 31, 2008, we had seven full time staff employed in sales functions. Our senior management team is also actively involved in sales initiatives including maintaining close contact with our more significant customers.

Additionally, we have developed relationships with third parties that we believe are well positioned to identify new market opportunities for our products. In the industrial gas market, these third parties include leading merchant gas companies such as Air Liquide and Linde AG. In the backup power market, these third parties include leading OEMs such as APC by Schneider Electric and Commscope, Inc. and in the lift truck market, these OEMs include Crown Equipment Corporation and NAACO Materials Handling Group, Inc.

We have recently begun to sell our renewable energy storage products to progressive electric utilities throughout the world seeking a robust and cost effective solution for renewable energy storage. We have begun to access this market through trade events, meeting directly with electrical utilities, and marketing to governmental agencies mandated to provide power to remote communities.

Responding to General Market Conditions

Macro-level changes in the global economy began to impact our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders, and in one case, a delay in an order shipment as a result of a customer not being able to pay for the balance of an order. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely impact our ability to raise capital on favourable terms as well as adversely impacting our credit facility.

In addition to the business streamlining initiatives we have taken over the past two years, we have taken several initiatives to better position ourselves including: (i) revising our annual and three-year financial plan to reflect a more conservative outlook in our markets; (ii) implementing a downsizing in January 2009 involving 25 full-time positions representing approximately $1.3 million of annual payroll costs; (iii) curtailing or deferring operating expenditures to reduce our overhead; (iv) having our senior management more engaged with our major accounts to better assess sales opportunities; and (v) aggressively managing our working capital.

We are encouraged with our business prospects in many of our markets in addition to our continued improved operating performance. Additionally, we are encouraged to see recent government legislation that has been proposed or passed in many jurisdictions to support renewable energy initiatives, including passage of the American Recovery and Reinvestment Act of 2009 in the United States of America and the Green Energy and Green Economy Act, 2009 in Ontario, Canada. We will continue to selectively pursue opportunities we believe are the most promising for us and can be delivered on the most advantageous terms.

Securing Additional Capital

As at December 31, 2008, we had $22.7 million of cash, cash equivalents and restricted cash and had $25.5 million of shareholders’ equity. We do not anticipate achieving a consistent level of profitability, and hence, generate consistent positive cash flow from operations for the next several quarters. While our OnSite Generation business achieved $2.1 million of segment income in 2008, our Power Systems and Corporate and Other business units incurred a combined segment loss of $16.3 million in 2008.

The failure to raise sufficient funds necessary to finance future cash requirements could adversely affect our ability to pursue our strategy and negatively affect our operations in future periods. We are addressing this matter in a number of ways. We are maintaining frequent contact with analysts and institutional investors to better articulate our investment merits, and, in 2008, we filed a base shelf prospectus with the Securities and Exchange Commission to allow us to provide investors with freely tradable securities, thereby increasing our ability to raise capital.

Retaining and Engaging Our Staff

As at December 31, 2008, we had 166 full-time staff, the majority of whom have been employed by the Corporation for several years and possess strong technical backgrounds with extensive industry experience. We strive to maintain a high level of employee engagement by compensating our employees at market rates, providing interesting and challenging work, and,

3                      OPERATING RESULTS

A discussion of our operating results for 2008 and 2007.

This section provides a detailed discussion of our financial performance based on our consolidated financial statements found on pages 55 to 58 of this Annual Report. All references to per share amounts pertain to net loss per share. Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

Hydrogenics Corporation

Summary Financial Analysis

(in thousand of US dollars, exept for share and per share amounts)

				% Increase (Decrease)
	2008	2007	2006	2008	2007
Consolidated Statements of Operations
OnSite Generation	31,207	19,608	12,032	59%	63%
Power Systems	5,643	6,103	6,943	(8)%	(12)%
	36,850	25,711	18,975	43%	35%
Test Systems	2,490	12,279	11,084	(80)%	11%
Revenues	39,340	37,990	30,059	4%	26%
Gross Margin	7,894	4,389	699	80%	528%
% of Revenues	20%	12%	2%

Selling, General and Administrative Expenses	15,022	24,006	27,891	(37)%	(14)%
Research and Product Development Expenses	7,296	9,690	9,379	(25)%	3%
Net Loss	(14,319)	(28,068)	(130,759)	(49)%	(79)%
Net Loss Per Share	$(0.16)	$(0.31)	$(1.42)	(48)%	(78)%

Consolidated Statements of Cash Flows
Cash Used in Operating Activities	(6,802)	(28,416)	(24,488)	(76)%	16%

Other Measures
Cash Operating Costs(1)	21,624	32,143	35,438	(33)%	(9)%
EBITDA(1)	(14,424)	(31,323)	(36,571)	(54)%	(14)%

(1)   Cash Operating Costs and EBITDA are Non-GAAP measures. Please refer to Section 14 of this MD&A .

Highlights for 2008 compared to 2007.

•                 Revenues increased $11.1 million or 43%, exclusive of Test Systems revenues, as a result of revenue growth in our OnSite Generation business unit.

•                 Cash operating costs decreased $10.5 million or 33%, primarily resulting from our 2007 business streamlining initiatives and the decision to wind up our test equipment business and the absence of $4.1 million in severance and related expenses.

•                 EBITDA loss decreased $16.9 million or 54%, reflecting: (i) a $3.5 million increase in gross margin corresponding to an increase of eight percentage points; (ii) a $9.0 million decrease in selling, general and administrative expenses; (iii) a $2.4 million decrease in research and product development expenses; and (iv) the absence of a $2.0 million provision recorded in 2007 in respect of the wind up of our test equipment business.

•                 Net loss decreased $13.8 million or 49% ($0.15 per share), reflecting a lower EBITDA loss, partially offset by decreased interest income and foreign currency gains.

•                 Cash used in operating activities decreased $21.6 million, or 76% reflecting; (i) a $16.9 million decrease in our EBITDA loss; (ii) an $8.9 million decrease in non-cash working capital requirements; offset by (iii) a $3.8 million decrease in net interest income and foreign currency gains; and (iv) $0.3 million of other items.

over time, the opportunity to create wealth by participating in our stock ownership program.

Highlights for 2007 compared to 2006.

•                 Revenues increased $6.7 million, or 35%, exclusive of Test Systems revenues, as a result of the resumption of production in our OnSite Generation business unit to historical levels, partially offset by an $0.8 million decrease in revenues from our Power Systems business unit.

•                 Cash operating costs decreased $3.3 million or 9%, primarily resulting from business streamlining initiatives and the decision to wind up our test equipment business, both taken in 2007.

•                 EBITDA loss decreased $5.2 million or 14%, reflecting: (i) a $3.7 million increase in gross margin; and (ii) $3.3 million of decreased cash operating costs, partially offset by a $2.0 million provision in respect of the wind up of our test equipment business.

•                 Net loss decreased $102.7 million ($1.11 per share) or 78%, reflecting the changes in EBITDA noted above and the absence of $90.8 million of impairment charges in 2006 attributed to our acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) and Greenlight Power Technologies, Inc. (“Greenlight Power”).

•                 Cash used in operating activities increased $3.9 million or 16%, reflecting an increase in working capital requirements as we resumed production in our OnSite Generation business unit to historical levels, partially offset by the decreased EBITDA loss noted above.

Business Segment Review

We report our results in four business segments, OnSite Generation, Power Systems, Test Systems, and Corporate and Other. These segments are differentiated by the products developed and services provided. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. See Section 1 — “Our Business” for a description of our business segments.

OnSite Generation

Summary Financial Analysis

				% Increase (Decrease)
(in thousand of US dollars)	2008	2007	2006	2008	2007
Revenues	31,207	19,608	12,032	59%	63%
Gross Margin	6,919	610	(5,767)	1,034%	(111)%
% of Revenues	22%	3%	(48)%

Selling, General and Administrative Expenses	3,552	4,182	5,494	(15)%	(24)%
Research and Product Development Expenses	1,261	1,865	3,160	(32)%	(41)%
Segment Income/(Loss)	2,106	(5,436)	(14,885)	(139)%	(62)%

Revenues for 2008 were $31.2 million, an increase of $11.6 million or 59% compared to 2007, as a result of increased product demand, operational improvements and product cost reductions. Revenues in 2008 consisted of the sale of electrolyzer products to customers in industrial gas, hydrogen fueling and renewable energy storage markets. As at December 31, 2008, we had $14.6 million of confirmed orders, all of which are anticipated to be delivered and recognized as revenue in 2009. Revenues for 2007 increased $7.6 million compared to 2006 primarily as a result of the resumption of production to historical levels.

Gross Margin for 2008 was $6.9 million (22% of revenues), compared to $0.6 million (3% of revenues) in 2007 reflecting operational improvements and increased overhead absorption. Gross margin in 2007 was $0.6 million (3% of revenues) compared to negative $5.8 million (negative 48% of revenues) in 2006, reflecting a more favourable absorption of overhead, production cost efficiencies and the absence of $2.4 million of warranty reserves incurred in connection with units shipped prior to our acquisition of Stuart Energy in January 2005.

Selling, General and Administrative (“SG&A”) Expenses for 2008 were $3.6 million, a decrease of $0.6 million or 15% compared to 2007. SG&A expenses for 2007 were $4.2 million, a decrease of $1.3 million or 24% compared to 2006. These decreases are primarily the result of streamlining and cost reduction initiatives.

Research and Product Development (“R&D”) Expenses for 2008 were $1.3 million, a decrease of $0.6 million or 32% compared to 2007, and reflect the adoption of a standard product platform to service multiple market applications. R&D expenses for 2007 were $1.9 million, a decrease of $1.3 million or 41% compared to 2006 reflecting streamlining and cost reduction initiatives coupled with the adoption of a standard product platform.

Segment Income for 2008 was $2.1 million compared to a segment loss of $5.4 million in 2007, reflecting increased product demand combined with operational improvements, cost efficiencies and increased overhead absorption. Segment loss for 2007 was $5.4 million, a $9.4 million or 62% improvement compared to 2006, reflecting increased revenues and higher overhead absorption as a result of a return to historical production levels in 2007 and the absence of $2.4 million in warranty reserves relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005.

Power Systems

Summary Financial Analysis

				% Increase (Decrease)
(in thousand of US dollars)	2008	2007	2006	2008	2007
Revenues	5,643	6,103	6,943	(8)%	(12)%
Gross Margin	214	846	3,043	(75)%	(72)%
% of Revenues	4%	14%	(44)%
Selling, General and Administrative Expenses	4,162	8,247	6,159	(50)%	34%
Research and Product Development Expenses	5,808	6,882	4,826	(16)%	43%
Segment Loss	(9,757)	(14,283)	(7,182)	(32)%	99%

Revenues for 2008 were $5.6 million, a decrease of $0.5 million or 8% compared to 2007 and reflect a higher proportion of revenues from backup power and motive power markets, as opposed to pre-commercial markets. As at December 31, 2008, we had $7.6 million of confirmed orders for Power Systems’ products and services, over half of which are anticipated to be delivered and recognized as revenue in 2009. Revenues for 2007 decreased by $0.8 million or 12%, compared to 2006 primarily as a result of an increased effort to focus on backup power and motive power applications having longer lead times.

Gross Margin for 2008 was $0.2 million (4% of revenues) compared to $0.8 million (14% of revenues) in 2007 reflecting a higher proportion of revenues from backup power and motive power markets, which generally have lower margins as we aim to replace incumbent technologies in these markets. Gross margin for 2007 was $0.8 million (14% of revenues) compared to $3.0 million (44% of revenues) in 2006, reflecting a lower proportion of higher margin military and demonstration orders, appreciation of the Canadian dollar relative to the US dollar resulting in higher material and labour costs, a $0.5 million provision for obsolete inventory and lower overhead absorption as a result of lower revenues.

SG&A Expenses for 2008 were $4.2 million, a decrease of $4.1 million or 50% compared to 2007, and reflect the results of streamlining and cost reduction initiatives and the absence of $2.9 million in severance and related expenses associated with initiatives commenced in 2007. SG&A expenses for 2007 were $8.2 million, an increase of $2.1 million compared to 2006, primarily as a result of $2.9 million in severance and other related expenses associated with our 2007 streamlining and cost reduction initiatives.

R&D Expenses for 2008 were $5.8 million, a decrease of $1.1 million or 16% compared to 2007 and reflect a $0.3 million decrease in R&D expenditures attributable to developing standard products for multiple market applications combined with $0.8 million of increased third party funding as a result of the partial deployment of Class 1 lift trucks for long-term customer testing. R&D expenses for 2007 were $6.9 million, an increase of $2.1 million, reflecting a decreased reliance on third party funding.

Segment Loss for 2008 was $9.8 million compared to a segment loss of $14.3 million in 2007, reflecting $0.6 million of decreased gross margin, $4.1 million in decreased SG&A expenses, and $1.0 million in decreased R&D expenditures resulting from our streamlining and cost reduction initiatives undertaken during 2007, and lower gross margin. Segment loss for 2007 was $14.3 million, compared to a segment loss of $7.2 million in 2006, reflecting a $2.2 million decrease in gross margin, a $2.1 million increase in SG&A and a $2.1 million increase in R&D expenses, partially offset by business streamlining and cost reduction initiatives.

Test Systems

Summary Financial Analysis

				% Increase (Decrease)
(in thousands of US dollars)	2008	2007	2006	2008	2007
Revenues	2,490	12,279	11,084	(80)%	11%
Gross Margin	761	2,933	3,423	(74)%	(6)%
% of Revenues	31%	24%	28%
Selling, General and Administrative Expenses	1,171	2,069	2,593	(43)%	(20)%
Research and Product Development Expenses	60	318	646	(81)%	(51)%
Windup of Test Equipment Business Expenses	—	2,016	—	(100)%	100%
Segment Income/(Loss)	(469)	(1,465)	279	(68)%	(625)%

Revenues for 2008 were $2.5 million, a decrease of $9.8 million or 80% as a result of our decision in 2007 to wind up our test equipment business. Test Systems’ revenues for 2008 relate to the delivery of orders received prior to our decision to wind up this business. As at December 31, 2008, we had no orders for Test Systems’ products and services remaining to be delivered. Revenues for 2007 increased by $1.2 million compared to 2006 primarily as a result of delivering a greater number of higher output test equipment units.

Gross Margin for 2008 was $0.8 million (31% of revenues) compared to $2.9 million (24% of revenues) in 2007 reflecting the gross margin realized on our remaining orders. Gross margin for 2007 was $2.9 million (24% of revenues) compared to $3.4 million (28% of revenues in 2006), reflecting the appreciation of the Canadian dollar relative to the US dollar in 2007, resulting in higher material and labour costs and a reduced proportion of test services revenues compared to 2006.

SG&A Expenses for 2008 were $1.2 million, a decrease of $0.9 million from 2007 and $1.5 million for 2006. The reductions in both years reflect our decision to downsize and subsequently wind up our test equipment business.

R&D Expenses for 2008 were less than $0.1 million, a decrease of $0.3 million from 2007 and $0.6 million for 2007. The reduction both years reflect our decision to downsize and subsequently wind up our test equipment business.

Wind up of Test Equipment Business Expenses decreased $2.0 million or 100% compared to 2007 as a result of our November, 2007 decision to wind up our fuel cell test equipment business. In 2008, we incurred $0.6 million of net costs attributable to the windup of our test equipment business which were allocated to the various accounts as incurred. We anticipate incurring a maximum of $0.9 million of costs in 2009 to complete the wind up business on account of remediating our manufacturing facility and satisfying remaining warranty obligations. In November 2007, we indicated that we anticipated incurring a cash cost and corresponding charge to earnings of between $3.5 million and $4.0 million to complete the wind up. We now expect to incur a total of no more than $3.5 million to wind up our test equipment business.

Segment Loss for 2008 was $0.5 million compared to a segment loss of $1.5 million in 2007 and segment income of $0.3 million in 2006.

Corporate and Other

Summary Financial Analysis

				% Increase (Decrease)
(in thousands of US dollars)	2008	2007	2006	2008	2007
Selling, General and Administrative Expenses	6,137	9,508	13,645	(35)%	(30)%
Research and Development Expenses	167	625	747	(73)%	(16)%
Segment Loss	(6,199)	(6,884)	(108,971)	(10)%	(94)%

SG&A Expenses for 2008 were $6.2 million, a decrease of $3.3 million or 35% compared to 2007 reflecting: (i) the results of our streamlining and cost reduction initiatives undertaken in the fourth quarter of 2007; and (ii) the absence of $1.0 million in severance and other related expenses associated with these streamlining and cost reduction initiatives; partially offset by $0.3 million of costs incurred associated with various financing initiatives. SG&A expenses for 2007 were $9.5 million, a decrease of $4.1 million or 30% compared to 2006 reflecting: (i) $4.4 million of savings relating to consulting, deferred compensation arrangements with certain executives, Sarbanes-Oxley Act compliance and other business strategy matters; (ii) $1.3 million of other items, partially offset by: (iii) $1.0 million of severance charges incurred during 2007 relating to streamlining initiatives; and (iv) $0.8 million of higher costs as a result of the weakening of the US dollar relative to the euro and the Canadian dollar.

R&D Expenses for 2008 were $0.2 million, a decrease of $0.5 million or 73% compared to 2007 reflecting decreased intellectual property fees. R&D expenses for 2007 were $0.6 million, a decrease of $0.1 million or 16% compared to 2006 also reflecting decreased intellectual property management fees.

Segment Loss for 2008 was $6.2 million, a decrease of $0.7 million or 10% compared to 2007 attributable to reduced operating costs as a result of streamlining initiatives taken in 2007. Segment loss for 2007 was $6.9 million, a decrease of $102.1 million or 94% compared to 2006 reflecting the absence of $90.8 million in impairment charges for identifiable intangible assets and goodwill coupled with various cost reduction initiatives and foreign exchange gains, partially offset by increased severance and related compensation payments.

4                FINANCIAL CONDITION

A discussion of the significant changes in our consolidated balance sheets.

As at December 31, (in thousands of US dollars)

			Change
	2008	2007	$	%	Commentary

Cash, cash equivalents restricted cash and short-term investments	$22,731	$30,492	(7,761)	(25)	• Please refer to Section 6 Liquidity and Capital Resources

Accounts receivable	3,974	12,713	(8,739)	(69)	• Improved management of accounts receivable and strong cash collections prior to year-end

Inventory	10,101	12,659	(2,558)	(20)	• Decreased work-in-process as a result of improved product lead times

Accounts payable and accrued liabilities	17,298	18,166	(868)	(5)	• Improved product lead times and decreased inventory levels.

					• Refer to note 11 or our consolidated financial statements for a breakdown of this account.

Unearned revenue	4,785	9,042	(4,257)	(47)	• Fewer deposits for orders received prior to the end 2008 compared to 2007

5     SUMMARY OF QUARTERLY RESULTS

A summary view of our quarterly finincial performance.

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2008. (1)

(in thousands of US dollars, except for share and per share amounts)

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$8,855	$10,984	$8,790	$10,711	$11,051	$10,624	$9,465	$6,850

Gross Margin	2,568	1,488	1,973	1,865	1,430	1,080	965	914

% of Revenues	29%	14%	22%	17%	13%	10%	10%	13%

EBITDA	(2,004)	(3,446)	(5,066)	(3,908)	(9,585)	(7,171)	(5,672)	(8,895)

Net Loss	(1,950)	(3,728)	(4,319)	(4,322)	(9,497)	(6,478)	(3,787)	(8,306)

Net Loss Per Share (Basic and diluted)	(0.02)	(0.04)	(0.05)	(0.05)	(0.10)	(0.07)	(0.04)	(0.09)

Weighted Average Common Shares Outstanding	92,406,666	92,378,737	91,765,686	91,896,689	91,765,691	91,765,691	91,765,691	91,896,363

(1) Certain minor variances exist between the annual consolidated financial statements and this summary.

In the first quarter of 2008, our net loss decreased by $3.9 million ($0.04 per common share) compared to the first quarter of 2007 due to increased revenues and gross margins in our OnSite Generation business unit and the absence of $2.1 million of severance and related expenses associated with business streamlining and cost reduction initiatives.

In the second quarter 2008, our net loss increased by $0.5 million ($0.01 per common share) compared to the second quarter of 2007 due to $0.9 million of SG&A expenses associated with deferred compensation arrangements indexed to our share price, partially offset by increased gross margins.

In the third quarter of 2008, our net loss decreased by $2.8 million ($0.03 per common share) compared to the third quarter of 2007 due to increased revenues and gross margin combined with decreased SG&A and R&D expenses, partially offset by lower interest income and foreign exchange gains.

In the fourth quarter of 2008, our net loss decreased $7.5 million ($0.08 per common share) compared to the fourth quarter of 2007 as noted below.

•                  Revenues for the fourth quarter of 2008 were $8.9 million, a $0.7 million or 9% increase, excluding Test Systems, compared to the fourth quarter of 2007 due to increased demand for our OnSite Generation products.

•                  Gross margin was $2.6 million (29% of revenues) in the fourth quarter of 2008 compared to $1.4 million (13% of revenues) in the fourth quarter of 2007, reflecting operational improvements and product cost reductions as well as favourable overhead absorption levels.

•                  SG&A expenses for the fourth quarter of 2008 were $2.8 million, a decrease of $4.1 million or 59% compared to the fourth quarter of 2007 reflecting the absence of $4.0 million of severance and other associated costs incurred during the fourth quarter of 2007 as well as overall cost reductions as a result of our streamlining initiatives.

•                  R&D expenses for the fourth quarter of 2008 were $1.7 million, a decrease of $0.3 million or 16% compared to the fourth quarter of 2007 reflecting streamlining and cost reduction initiatives coupled with the adoption of a standard product platform.

•                  Net loss was $2.0 million ($0.02 per share), a $7.5 million or 79% decrease compared to $9.5 million in the fourth quarter of 2007 ($0.10 per share) as a result of: (i) an increase of 15 percentage points in gross margin; (ii) the absence of $4.0 million in severance and other costs incurred during the fourth quarter of 2007 associated with our streamlining initiatives and the decision to wind up our fuel cell test equipment business; and (iii) overall cost reductions as a result of our streamlining initiatives.

The information in this section of our MD&A was obtained from our quarterly unaudited consolidated financial statements, which are denominated in US dollars and have been prepared in accordance with Canadian GAAP. This information, in the opinion of management, has been prepared using accounting policies consistent with the audited consolidated financial statements and includes all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

6      LIQUIDITY AND CAPITAL RESOURCES

A discussion of cash flow, liquidity, credit facilities, and other disclosures.

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Used in Operating Activities

(in thousands of US dollars)

			Change
	2008	2007	$	%

EBITDA loss	(14,424)	(31,323)	16,899	54

Other income (expenses)	1,325	4,431	(3,106)	(70)

Change in non-cash working capital	4,817	(4,100)	8,917	217

Other items	1,480	2,576	(1,096)	(43)

Cash used in operating activities	(6,802)	(28,416)	21,614	76

Changes in cash used in operating activities in 2008 compared to 2007 are discussed below.

•                  EBITDA loss decreased $16.9 million or 54% as more particularly described in Section 3 - Operating Results of this MD&A.

•                  Other income (expenses) decreased $3.1 million or 70% as a result of $1.3 million of lower interest income net, and $2.4 million of lower foreign currency gains, offset by $0.6 million of other items. The decrease in interest, net reflects lower interest rates and a lower asset base. The decrease in foreign currency gains resulted from the absence of gains incurred during 2007 from holding Canadian dollar denominated marketable securities at a time when the value of the Canadian dollar appreciated relative to the US dollar and the significant variations in the US dollar relative to both the Canadian dollar and the euro during 2008.

•                 Changes in non-cash working capital increased $8.9 million as more particularly described in Section 4 - Financial Condition of this MD&A.

•                  Other items decreased $1.1 million or 40% as a result of changes in various other cash and non-cash items.

We anticipate consuming between of $12 million to $17 million in 2009 to fund our anticipated EBITDA losses, non-cash working capital requirements and capital expenditures.

Cash Provided by Investing Activities

(in thousands of US dollars)

			Change
	2008	2007	$	%
Cash used in operating activities	$13,061	$37,987	(24,926)	(66)

Cash provided by investing activities was $13.0 million in 2008, a decrease of $25.0 million or 66% compared to 2007. The $13.0 million of cash used in investing activities reflects a $15.0 million reduction in short-term investments to fund our operating requirements, offset by: (i) a $1.1 million increase in restricted cash being held as partial securitization for standby letters of credit and letters of guarantee and (ii) $0.9 million of capital expenditures.

Cash Used in Financing Activities

(in thousands of US dollars)

			Change
	2008	2007	$	%
Cash used in financing activities	$(118)	$(48)	$(70)	(146)

Cash used in financing activities was $0.1 million in 2008, a decrease of less than $0.1 million compared to 2007 and reflect a $0.2 million decrease in deferred research and product development grants offset by $0.1 million of funds received on the exercise of stock options.

Credit Facilities

We routinely utilize a credit facility with a Canadian chartered bank to better manage our short term cash requirements and to support letters of guarantee provided to customers. As at December 31, 2008, we had $11.5 million of credit available to use compared to $13.8 million as at December 31, 2007, the result of exchange rate differences. As at December 31, 2008 and 2007, we had no indebtedness on this credit facility.

Our operating facilities are denominated in Canadian dollars and the euro and bear interest at the Canadian chartered bank’s prime rate plus 0.5% and EURIBOR, respectively. The facilities are due on demand and collateralized by a general security agreement over all of our assets and $1.1 million of restricted cash as at December 31, 2008. We had $2.3 million of letters of credit and letters of guarantee outstanding as at December 31, 2008 ($5.2 million as at December 31, 2007) with expiry dates extending to October 2011. We are in compliance with our debt covenants.

Financial Instruments

The Company’s financial instruments and the nature of the risks, existing or potential, are set out in the following table:

Risk
Market Risks
Financial Instrument	Credit	Liquidity	Currency	Interest Rate
Cash and cash equivalents and restricted cash	☒		☒	☒

Short-term investments	☒		☒	☒

Accounts receivable	☒		☒

Accounts payable and accrued liabilities	☒	☒	☒

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk associated with cash and cash equivalents and short-term investments is minimized by ensuring financial assets are placed for short periods of time, generally less than 90 days, with governments, well capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed by management to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by carrying out a detailed review and approval by senior management of credit extensions to customers taking into account customer history, any amounts that are past due and any available relevant information on the customers’ liquidity and potential going concern problems. In addition, progress payments are generally required by customers as contracts are executed which usually results in between 35% and 100% of a contract value being collected before shipments are made. Where credit terms are extended beyond shipment, terms are normally not granted beyond 60 days. We maintain provisions for potential credit losses and any such losses to date have been insignificant.

Credit risk associated with grants receivable is substantially minimized by ensuring that funding agreements are accepted from government entities or well capitalized corporations.

Foreign currency risk

While our functional currency is the US dollar, we conduct a significant portion of our business in foreign currencies including the Canadian dollar and the euro. Monetary assets and liabilities denominated in foreign currencies are affected by changes in the exchange rate between the functional currency of the operation and these foreign currencies.

Our objective in managing foreign currency risk is to minimize our net exposures to foreign currency cash flows by converting cash balances into foreign currencies to the extent practical to match other foreign currency obligations. Our foreign exchange risk management program includes the use of foreign exchange currency forward contracts to fix the exchange rates on short-term Canadian dollar and euro denominated transactions and commitments.

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates. We are subject to interest rate risk on our cash and cash equivalents and short-term investments; however, we do not have any long-term debt and hence are not subject to interest rate risk from borrowings.

Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk by maintaining sufficient liquid financial resources to fund our balance sheet and meet our commitments and obligations in the most cost-effective manner.

We have sustained losses and negative cash flows from operations since our inception. At December 31, 2008, we had approximately $22.7 million of cash and cash equivalents and restricted cash. There are significant uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales, the associated gross margin of our existing products and the development of markets for, and customer acceptance of new products.

Throughout 2009 and 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due. As such, these obligations will be funded out of existing cash resources to the extent possible. In the first quarter of 2009, we took actions to streamline our business, including additional headcount reductions as well as additional cost saving measures in order to minimize the draw on our cash resources.

As a result of the expected use of our existing cash resources, we anticipate requiring additional funding to meet our anticipated obligations. Such funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. In order to improve our chances of securing funding, we filed a base shelf prospectus in 2008. Given the current state of the global economic and credit market conditions, we may not be able to raise additional cash from traditional financing sources. As such, we are also pursuing non-traditional sources of financing including an attempt to monetize a portion of our accumulated tax losses. There is no assurance we will be successful in our financing efforts or that they will be sufficient.

The condition of the current global economy and credit markets affects our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which often depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit. Our business is dependent on purchasers of our products having access to adequate levels of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result. Given these uncertainties, we will continue to monitor our operating strategy.

On October 16, 2008, Nasdaq, citing “extraordinary market conditions” temporarily suspended until January 16, 2009 its continued listing requirements related to a minimum $1 closing bid price and a minimum market value of publicly held shares. On December 19, 2008, the Nasdaq extended its suspension until April 20, 2009. There can be no assurance that the temporary suspension of such rules will be extended beyond April 20, 2009. If the suspension of such rules is lifted, there can be no assurance that we will be able to maintain compliance with the listing requirements. On December 31, 2008, the per share price of our common shares closed at $0.41 on the Nasdaq Global Market. If we are not able to maintain compliance with such continuing listing requirements after April 20, 2009, our stock may be delisted from the Nasdaq Global Market. This could materially reduce the liquidity of our common shares, affect the price of our common shares, and impair our ability to raise financing.

In order to mitigate our risk with regard to maintaining the listing requirement noted above, the Company is requesting that Shareholders approve an amendment to the Company’s articles of incorporation to consolidate its issued and outstanding common shares on such terms to be selected and implemented by the Board of Directors in its sole discretion, if at all, at any time prior to March 24, 2010.

LONG-TERM DEBT

Our long-term debt consists of capital leases of office equipment. Where appropriate, for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt. For further information on our long-term debt, please refer to note 12 of our consolidated financial statements.

COMMITMENTS

The following table of our material contractual obligations as at December 31, 2008, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated:

(in thousands of US dollars)
Payments due in	Operating Leases	Capital Leases	Total
2009	$1,556	$10	$1,566
2010	970	—	970
2011	544	—	544
2012	422	—	422
2013 and thereafter	620	—	620
	$4,112	$10	$4,122

Note: We cannot be certain that we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

As a result of the Government of Canada’s commitment to developing domestic alternative energy technologies, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received $10.9 million of funding toward agreed upon R&D project costs. Pursuant to the agreements, the funding parties have a right to receive as repayment between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technologies, and, in one case 0.53% of Stuart Energy’s gross business revenues. To date, we have recognized $42.8 million in revenues from these technologies and recorded a repayable amount of $0.2 million. At this time, the amount of further product revenues to be recognized is uncertain, and accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we believe that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.

In 1998, Stuart Energy, now a wholly-owned subsidiary of the Corporation, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Ministry of Industry of the Government of Canada to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand Stuart Energy’s scope of work and resulted in Stuart Energy receiving a total of $5.6 million of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay $14.2 million (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of Stuart Energy’s revenues reaching CAN $90 million or April 1, 2007 at 0.53% of Stuart Energy’s annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. We are in discussion with TPC regarding Stuart Energy’s obligations to TPC and anticipate that we will enter into an amended agreement with TPC concerning Stuart Energy. As discussions with TPC are ongoing, we are not able to ascertain the exact nature and extent of how payments against the Repayable Loan Amount will be made at this time.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are sued as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. We are unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We are unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

7                 CRITICAL ACCOUNTING ESTIMATES

A description of our accounting estimates that are critical to determining our financial results.

 Critical accounting estimates are those that require an entity to make assumptions about matters that are highly uncertain at the time the estimate is made. As well, to be critical, the estimate must be subject to significant change, either by virtue of the degree of uncertainty involved, or because the volatility of the situation can create differences from period to period.

The preparation of consolidated financial statements in conformity with Canadian GAAP and related disclosures requires management to make estimates and assumptions that affect: (i) the amounts reported for assets and liabilities; (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and (iii) the amounts reported for revenues and expenses during the reporting period.

Specifically, we must use estimates in determining the useful economic lives of assets, including identifiable intangible assets, and various other recorded or disclosed amounts. Therefore, our consolidated financial statements and related disclosures are necessarily affected by these estimates. We evaluate these estimates on an ongoing basis, utilizing historical experience and other methods considered reasonable in the particular circumstances. Nevertheless, actual results could differ significantly from those estimates. To the extent that actual outcomes differ from estimates, or additional facts and circumstances cause management to revise estimates, our financial position as reflected in our consolidated financial statements will be affected. Any effects on business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

This section discusses the critical accounting estimates and assumptions that management has made and how they affect the amounts reported in the consolidated financial statements. We consider these estimates to be an important part of understanding our consolidated financial statements. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board of Directors, and it has reviewed the disclosures described in this section.

Valuation of Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill has been recorded as a result of our acquisition of Stuart Energy. Goodwill is tested for impairment annually, or more frequently if events and circumstances indicate the asset might be impaired. We have selected our fourth quarter as our annual testing period for goodwill. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flow approach and the market approach, which utilizes comparable companies data. To determine the fair value using the discounted cash flow approach, we use estimates that include: (i) revenues; (ii) expected growth rates; (iii) costs; and (iv) appropriate discount rates. Significant management judgment is required in forecasting future operating results. Should different conditions prevail, material impairments of goodwill could occur.

We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.

Product Warranty Provision

We typically provide a warranty for parts and labour for up to one year for certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect might be incurred. These estimates are based on a number of factors including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 11 to our consolidated financial statements.

Stock-based Compensation

The estimated fair value of stock option awards granted to employees as of the date of grant is recognized as a compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as an expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of estimates for expected volatility, option life and interest rates.

Allowance for Doubtful Accounts

We record an allowance against accounts receivable for accounts we anticipate may not be fully collectible. This allowance is based on our best estimate of collectibility, taking into account the specific circumstances of the transaction and knowledge of the particular customer.

Provision for Inventory carried in excess of net realizable value

We record a provision against inventory when we determine its potential future use in the production of commercial products is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, we actively monitor raw materials inventory to ensure it is consumed in operations in a timely manner. However, as products or R&D efforts change and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory.

Provisions for Costs to Complete Contracts-in-progress

Due to the nature of some of our activities, including some prototype projects and continuously evolving product cost reductions, we record a provision against contracts-in-process inventory where we determine that the total value of contracts-in-process plus costs to complete the contract exceed the selling price. When we anticipate total costs of the project will exceed the selling price, we take a provision against the carrying value of this inventory.

Valuation of Future Income Tax Assets

Significant management judgment is required in determining the valuation allowance recorded against our net income tax assets. We operate in many geographic jurisdictions, and to the extent we have profits in a jurisdiction, these profits are taxed pursuant to the tax laws of that jurisdiction. We record a valuation allowance to reduce our future income tax assets recorded on our consolidated balance sheet to the amount of future income tax benefit that is more likely than not to be realized. We have recorded a full valuation allowance to reflect the uncertainties associated with the realization of our future income tax assets based on management’s best estimates as to the certainty of realization.

8                 RECENT ACCOUNTING PRONOUNCEMENTS

A discussion of Canadian generally accepted accounting principle developments that have, will or might affect the Company.

Recently Issued Accounting Standards

Our accounting policies are described in notes 2 and 3 to our consolidated financial statements. We have adopted the following changes to our accounting policies:

(i) Canadian Standards

The Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 1535, Capital Disclosures, Section 3862 Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaced Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We adopted this new guidance effective January 1, 2008. While the adoption of these standards affected disclosures provided, adoption of these standards did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2007, the CICA issued Handbook Section 3031, Inventories, which replaced Section 3030 Inventories. The standard introduced changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008, with earlier application encouraged. We adopted this new guidance effective January 1, 2008. This standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2007, Canada’s Accounting Standards Board (AcSB) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of an entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. We adopted this new guidance effective January 1, 2008. While these standards changed the disclosure provided by the Corporation, adoption of this standard did not have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2008, the CICA issued CICA Emerging Issues Committee (EIC) EIC-169 Embedded Foreign Currency Derivatives (EIC-169). Guidance in EIC-169 should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. This new EIC assists in the interpretation of the phrase routinely denominated as used in Section 3855 and also assists in determining which factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity, is routinely denominated in a particular currency in commercial transactions around the world. We adopted this standard effective January 1, 2008. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

(ii) US Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. We adopted this new guidance effective January 1, 2008. Adoption of this standard did not change our consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. We plan to adopt this guidance effective January 1, 2009. We are currently assessing the effect this standard may have on our results of operations and consolidated financial position.

In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 expands the use of fair value accounting but does not affect existing standards, which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. We adopted this new guidance effective January 1, 2008. This standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

New Accounting Standards

The following changes will be adopted in the future.

(i) Canadian Standards

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, Intangible Assets. The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. We anticipate adopting this new guidance effective January 1, 2009. We are currently assessing the effect this standard may have on our results of operations and consolidated financial position.

(iia) Convergence with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

In 2006, the AcSB ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with IFRS as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. More recently, the Canadian Securities Administrators issued Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies to Changeover to International Financial Reporting Standards, to provide guidance to an issuer on disclosure of expected changes in accounting policies relating to an issuer’s change over to IFRS-IASB as the basis for preparing its financial statements relating to each financial reporting period in the three years before the first year for which an issuer prepares its financial statements in accordance with IFRS-IASB.

The Corporation will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than January 1, 2011, the date the Corporation has selected for adoption. Canadian GAAP will be fully converged with IFRS-IASB by a combination of two methods: (i) as current joint-convergence projects of the United States Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s AcSB and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and (ii) standards not subject to a joint-convergence project have been exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB. The first convergence method may result in the Corporation either having the option to, or being required to, effectively, change over certain accounting policies to IFRS-IASB prior to 2011.

The International Accounting Standards Board’s work plan currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form. In August 2008, the United States Securities and Exchange Commission issued a proposed road map that would permit certain United States reporting issuers to use IFRS-IASB in their filings. This proposal is a significant development as it contemplates mandatory usage of IFRS-IASB by all United States reporting issuers as early as 2014. It is not possible to currently assess the effect, if any, this proposal will have on the International Accounting Standards Board’s work plan.

(iib) Components of our changeover plan

The Corporation has developed its IFRS-IASB changeover plan to address the impact of IFRS-IASB on its business and allow the Corporation the time to develop and implement those actions necessary to ensure the adoption of IFRS-IASB standards for interim and annual consolidated financial statements on or after January 1, 2011.

Our changeover plan is a statement of the process that we anticipate following in executing our conversion to IFRS-IASB on a timely basis, including allocation of responsibilities, deadlines, progress review, and communications of progress, both internally and externally. We believe it provides a basis for monitoring and communicating all aspects of our progress toward conversion to IFRS-IASB.

Our plan incorporates six significant items, as follows: (i) accounting policies, including choices among policies permitted under IFRS-IASBs, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures, including investor relations and external communications plans; (v) financial reporting expertise, including training requirements; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures such as debt covenants, capital requirements and compensation arrangements.

(iic) Our conversion process

There is no generally accepted process to follow in converting to IFRS. Our approach is to focus on those areas where the greatest effort is needed, prioritizing the conversion plan according to the time expected to be required to assess and convert the consolidated financial statements to the various IFRS-IASBs.

We anticipate concentrating first on those financial reporting processes that involve gathering different and new data where system changes are necessary, and those standards that are the most complex to understand and evaluate. Secondly, our plan focuses on those financial reporting processes expected to contain differences that should be less time consuming to evaluate. We are also assessing how to approach those IFRSs that are currently being revised when the revised standard is expected to be applicable to 2011 reporting. A supplementary goal is to be able to assess and communicate the impact of the conversion on our key performance indicators (KPIs).

IFRS CONVERSION ROADMAP

PHASE 1: DIAGNOSTIC	PHASE 2 TO 5

• High-Level identification of Current State	• Heart of day-to-day work of the conversion project

• Required outcomes of conversion identified • Recommendation on how outcomes can be achieved	• Workstreams represent the principal working groups responsible for realizing the objectives of each conversion phase

(iid) Communicating our changeover plan

We believe investors will study the effect of the conversion on KPIs. We believe they will also want to understand the likelihood that we will complete our conversion on time. Accordingly, we have discussed the key elements and timing of our changeover plan in this MD&A and anticipate providing quarterly updates thereafter including an assessment of the resources needed to execute the plan and how we will ensure our workforce has sufficient competencies to execute the plan.

We also anticipate that other plan milestones will be communicated, including the timing for matters such as the determination of the effect of material accounting standard changes, decisions about selection of accounting policies when alternatives are available, and timing for the design and testing of significant system changes. We will report whether the project is progressing according to plan, and, if not, what steps are being taken to correct the situation.

Our communications about the effect of IFRS conversion in the period leading up to 2011 will state expectations of changeover decisions based on careful consideration of available information. Notwithstanding such due process, we could justifiably change our intentions between the time of communicating such expectations and the changeover date.

For example, changes in regulation or economic conditions at the date of the changeover could result in the adoption of an accounting policy different from previously communicated expectations. In view of the uncertainty implicit in any entity’s discussion of IFRS conversion before the changeover date, we caution that: (i) we are providing this information for carrying out a preliminary assessment of our changeover plan; (ii) disclosures reflect expectations based on information available as at the date of reporting; (iii) factors and assumptions used in developing the changeover plan, including discussion of accounting policy selections and IFRS 1 exemptions are preliminary; and, (iv) circumstances could change before the changeover date that may cause the Corporation to select different accounting policies and/or IFRS 1 exemptions.

(iii) US Standards

In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), Business Combinations, which replaces SFAS No. 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition related costs as incurred. SFAS No. 141 is effective for us beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.

9                OUTLOOK

The outlook for our business in 2009.

Current Market Environment

Recent market events and the resulting tightening of credit have reduced available liquidity and overall economic activity. Governments around the world have taken unprecedented actions to limit the impact of these events, but it is still too early to assess the severity and duration of this slowdown. As a global company, we are subject to the risks arising from adverse changes in global economic conditions. For example, as a result of the recent financial crisis in the credit markets, the direction and relative strength of many economies have become increasingly uncertain. If economic growth in leading economies is slowed, our current or potential customers may delay or reduce purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which could materially and adversely affect our business, results of operations and financial condition.

Over the past few years, the Corporation has taken significant steps to strengthen its operations and financial position to better face a difficult economic situation. We have no material funded or secured debt obligations outstanding, and enjoy a $22.2 million order backlog as at December 31, 2008 spread across numerous geographical regions, and we have improved our operational performance as evidenced by a 54% reduction in our EBITDA loss in 2008 compared to 2007.

An economic downturn may not adversely affect our operations directly, as governments in many jurisdictions have recently shown a willingness to increase spending on alternative energy projects to stimulate the economy. We believe that we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America which will be positive for our business. However, as no business is immune to a slowdown in the economy, the Company closely monitors its exposure to the following potential risks, which could impair future profitability and cash flows, and is ready to proactively respond should one or another materialize: (i) sustained lower levels of orders, higher cancellation rates or significant delay of orders, which would require production adjustments; and (ii) lower available customer financing, which could affect our customer’s ability to finance their purchases.

Delivery Outlook

We operate in various markets and in this MD&A, define the market in which we have a product offering as a relevant market. Our delivery outlook is segmented by market and is subject to a number of factors that are within our control, such as product development and market engagement initiatives, as well as a number of factors that are beyond our control, such as macro economic conditions. As part of our annual business planning cycle, we make a number of assumptions regarding delivery outlook in each of our relevant markets in order to best allocate our resources.

Economic
Relevant	Activity		Anticipated
Market	in 2008	External and Company Specific Considerations	Economic Activity in 2009
Industrial Gas	37 units delivered	GDP growth in emerging markets and developing economies will remain above worldwide average real GDP growth levels over the next few years but lower than recent years	We anticipate revenues and orders delivered will be somewhat lower than 2008.

Natural gas prices will remain lower than 2008 levels favouring SMR products over electrolysis.

Due to the impact of the current economic slowdown, certain customers have requested deferral of deliveries of their orders.

Hydrogen Fueling Stations	4 units delivered	Governments have recently announced initiatives to accelerate the use of hydrogen fueling stations for the transportation sector.	We anticipate revenues and orders delivered will be similar to 2008.

Our continued market presence positions us to secure additional business.

Renewable Energy Storage	1 unit delivered	Renewable energy storage continues to receive considerable attention throughout the world.	We anticipate revenues and orders delivered will be higher than in 2008.
We were awarded three projects in 2008 providing us with important first mover advantages.

We are dedicating more resources to this market opportunity in 2009 compared to 2008.

Backup Power	13 units delivered	30% tax credit introduced in the US for fuel cell backup power products.	We anticipate revenues and orders delivered will be higher than in 2008.
Progress with OEMs advancing.

Product development initiatives now well advanced.

Motive Power	50 units delivered	30% tax credit introduced in the US for motive power products.	We anticipate revenues and orders delivered will be higher than in 2008.
General Motors Oshawa, Canada deployment of nineteen fuel cell powered forklifts advancing.

Positive feedback from OEMs.

Product development initiatives advanced in 2008.

Other Power Products	17 units delivered	Less focused on Other markets as we concentrate on backup power and motive power markets.	We anticipate revenues and orders delivered will be similar to 2008.

Indicates a favourable trend in the market categories in which the Company competes.	Indicates a neutral trend in the market categories in which the Company competes.	Indicates an unfavourable trend in the market categories in which the Company competes.

Set forth below is a summary assessment of those factors we anticipate will most significantly influence deliveries by relevant market as well as our anticipated level of deliveries by relevant market. We caution that readers should not place undue reliance on this assessment and refer to our caution regarding forward-looking statements on page 50 of this MD&A.

10             RELATED PARTY TRANSACTIONS

A discussion of related party transactions and their relationship to our business.

In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2008, billings by this related company totalled $0.2 million, a decrease of $0.6 million from the $0.8 million billed the previous year. At December 31, 2008, we had an accounts payable balance due to this related company of less than $0.1 million. We believe that transactions with this company are consistent with those we have with unrelated third parties. All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed by the related parties.

11            DISCLOSURE CONTROLS

A discussion of our disclosure controls and procedures.

Our disclosure controls and procedures are designed to ensure information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

12              INTERNAL CONTROL OVER FINANCIAL REPORTING

A statement of responsibilities regarding internal controls over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a) - 15(f) and 15(d) - 15(f) under the US Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements in this annual report, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008.

Changes in Internal Controls over Financial Reporting

There were no changes during 2008 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The design of any system of controls and procedures is based in part on certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

13              ENTERPRISE RISK MANAGEMENT

Enterprise risks and uncertainties facing Hydrogenics, and how the Company manages those risks.

Our Definition of Business Risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability of financial reporting, compliance with laws and regulations, and the safeguarding of assets within an ethical organizational culture.

Our enterprise risks are largely derived from the Company’s business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through rigorous performance planning and effective and efficient business operational management. We strive to avoid taking on undue risk exposures whenever possible and ensure alignment among business strategies, objectives, values and risk tolerances.

Our Risk and Control Assessment Process

We use a multi-level enterprise risk and control assessment process that incorporates the insight of employees throughout the Company.

At a high level, we carry out an annual risk and control assessment consisting of interviews with senior managers, and updates from our ongoing strategic planning process. Additionally, our assessment process incorporates input from internal and external audits, as well as input from management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities and ISO 9001 external audits. Key enterprise risks are identified, defined and prioritized, and risks are classified into discreet risk categories. Results of the annual risk and control assessment and quality audits drive the development of our internal audit program and are presented to senior management and the Audit Committee. Risk assessments are also part of the Company’s strategic planning processes.

In addition, we also conduct a quarterly risk assessment review of key business processes to capture changing business risks, monitor key risk mitigation activities and provide ongoing updates and assurance to the Audit Committee.

Lastly, we conduct detailed risk assessments for specific audit engagements and various risk management initiatives (e.g., environmental management system, safety audits, business continuity planning, network and IT vulnerability, and fraud and ethics assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

14              RECONCILIATION AND DEFINITION OF NON-GAAP MEASURES

A description, calculation, and reconciliation of certain measures used by management.

Non-GAAP financial measures including Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Cash Operating Costs are used by management to provide additional insight into our performance and financial condition. We believe these Non-GAAP measures are an important part of the financial reporting process and, and are useful in communicating information that complements and supplements the consolidated financial statements. Accordingly, we are presenting EBITDA and Cash Operating Costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our Non-GAAP financial measures to the most directly comparable Canadian GAAP number, disclosure of the purposes of the Non-GAAP measure, and how the Non-GAAP measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

We report EBITDA because it is a key measure used by management to evaluate the performance of business units and the Company. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian GAAP or US GAAP and should not be considered an alternative to operating income or net income in measuring the Company’s performance. Nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies.

EBITDA

(in thousands of US dollars)

	2008	2007	2006
Net loss	$(14,319)	$(28,068)	$(130,759)
Amortization of property, plant and equipment	855	903	1,285
Amortization of intangible assets	249	251	7,139
Impairment of intangible assets and goodwill	—	—	90,834
Other income	1,325	4,431	4,890
Income tax expense (recovery)	116	22	(180)
EBITDA	$(14,424)	$(31,323)	$(36,571)

Cash Operating Costs

We report Cash Operating Costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Company. The Company believes Cash Operating Costs is a useful measure in assessing our fixed operating costs.

Cash Operating Costs are not based on Canadian or US GAAP and should not be considered an alternative to loss from operations in measuring the Company’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated statements of operations. Investors should carefully consider the specific items included in our computation of Cash Operating Costs. While Cash Operating Costs are disclosed herein to permit a more complete comparative analysis of the Company’s cost structure relative to other companies, investors should be cautioned that Cash Operating Costs as reported by us may not be comparable in all instances to Cash Operating Costs as reported by other companies.

The following is a reconciliation of Cash Operating Costs with Loss from Operations. Cash Operating Costs are regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

Cash Operating Costs

(in thousands of US dollars)

	2008	2007	2006
Loss from operations	$(15,528)	$(32,477)	$(135,829)
Less: Gross margin	7,894	4,389	699
Less: Windup of test equipment business	—	2,016	—
Less: Stock-based compensation	694	1,553	1,832
Less: Amortization of property, plant and equipment	855	903	1,285
Less: Amortization of intangible assets	249	251	7,139
Less: Impairment of intangible assets and goodwill	—	—	90,834
Cash Operating Costs	$21,624	$32,143	$35,438

15          RISK FACTORS

Risk Factors.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues or raising additional funding, we may possibly cease to continue as we currently do.

Although our consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Company’s business plan, which includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing.

We have sustained losses and negative cash flows from operations since our inception. We expect that this will continue throughout 2009. If we do not raise additional capital before 2010, we do not expect our operations to generate sufficient cash flow to fund our obligations as they come due.

Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. In order to improve our chances of securing funding, we filed a base shelf prospectus during the third quarter of 2008. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also investigating non-traditional sources of financing including monetizing a portion of our accumulated tax losses, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions. We do not believe that the ability to access capital markets or these adverse conditions are likely to improve significantly in the near future. Accordingly, we may have to pursue a combination of operating and related initiatives, such as further restructurings and/or asset sales.

There can be no assurances that we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute the Company’s business plan, and result in our reducing or eliminating product development and commercialization efforts, reduce our sales and marketing efforts, and having to forego attractive business opportunities.

At December 31, 2008, we had approximately $22.7 million of cash and cash equivalents and restricted cash. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing the Company’s business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A sustained and broad economic recession could continue to have a negative impact on our business, results of operations and financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.

Macro-level changes in the global economy began to affect our business in the fourth quarter of 2008. Operationally, we experienced a delay in closing orders and, in one case, a delay in a shipment as a result of a customer not being able to pay for the balance of an order. Financially, we experienced more challenging conditions as a result of weaker capital markets worldwide and anticipate this may adversely alter our ability to raise capital on favourable terms and could change the terms of our credit facility.

The condition of the current global economy and credit markets affect our outlook in two primary ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a sustained broad economic recession, demand for our products is likely to decline. Secondly, the current economic and credit climate could adversely affect our ability to conduct normal day-to-day selling activities which depend on the granting of short-term credit to a wide variety of purchasers and particularly the corresponding need of those purchasers to finance purchases by accessing credit. Our business is dependent on purchasers of our products having access to adequate levels of credit. If the current condition of the economy is not resolved in a manner that will provide access to credit to potential purchasers of our products, our business will likely suffer as a result.

With a sustained or expanding economic downturn, we expect that we will continue to experience significant difficulties on a number of fronts, depending upon the duration and severity of these events. As a result, we may face new risks as yet unidentified, and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impacts, and an inability to access capital markets. The financial crisis and economic downturn will also reduce our ability to accurately forecast our performance, results or cash position.

We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.

We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2008, we derived $31.2 million, or 79%, of revenues from our sales of hydrogen generation products and services, $5.6 million, or 15%, of our revenues from sales of power products and services, and $2.5 million, or 6%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2007, we derived $19.6 million, or 52%, of revenues from our sales of hydrogen generation products and services, $6.1 million, or 16%, of our revenues from sales of power products and services, and $12.3 million, or 32%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2006, we derived $12.0 million, or 40%, of our revenues from sales of hydrogen generation products and services, $7 million, or 23%, of our revenues from sales of power products and services, and $11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. On November 7, 2007, we announced our decision to commence an orderly windup of our fuel cell test products design, development and manufacturing business, which is anticipated to take up to two years to complete. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.

We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $14.2 million for the year ended December 31, 2008, a net loss of $28.1 million for the year ended December 31, 2007, and a net loss of $130.8 million for the year ended December 31, 2006. Our accumulated deficit as of December 31, 2008 was $291.4 million, as of December 31, 2007 was $277.1 million and as of December 31, 2006 was $249 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2009 and 2010, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.

To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 35% of our revenues for the year ended December 31, 2008, 26% of our revenues for the year ended December 31, 2007 and 31% of our revenues for the year ended December 31, 2006. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

Our ability to grow revenue and business prospects depend to a certain extent on our relationship with General Motors Corporation and General Motors’ commitment to the commercialization of fuel cell markets.

General Motors, our largest shareholder, owns approximately 12.3% of our outstanding common shares. Pursuant to a strategic alliance to accelerate the development of fuel cell technology in global commercial markets, General Motors has certain rights in the development/licensing of our intellectual property, and possesses certain pre-emptive rights, including those to acquire additional securities in certain circumstances, and to have representation on our board.

Under our strategic alliance with General Motors, where intellectual property is developed pursuant to our use of technology licenced from General Motors, we are committed to provide certain exclusive or non-exclusive licences in favour of General Motors. In some cases, the intellectual property is jointly owned. As a result of such licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights. We have also agreed to provide General Motors with certain services, access to technology and testing resources in connection with its fuel cell development program. In addition, we have agreed that all products, material hardware and resources purchased from us by General Motors will be at our most favourable commercial prices.

Our ability to grow revenue and business prospects could be hurt if General Motors were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form, particularly in light of General Motors’ restructuring initiatives and the challenges it, and the North American automotive industry, faces in the current economic environment. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressures, could also harm our business. Such a change in strategy could include, for example, any decision by General Motors to:

•                  alter its commitment to fuel cell technology in favour of competing technologies;

•                  delay its introduction of fuel cell products and vehicles; or

•                  increase their internal development of fuel cell products or purchase them from another supplier.

In the event that we wish to liquidate or discontinue our activity in the fuel cell business, or otherwise wish to transfer any of the intellectual property associated with General Motors’ proprietary fuel cell stack intellectual property developed using funds from General Motors, we are required to offer it first to General Motors.

General Motors may have different interests than other shareholders have and therefore may make decisions that are adverse to other shareholders’ interests.

Our operating results may be subject to currency fluctuation.

Our monetary assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthen against the U.S. dollar, we may incur net foreign exchanges losses on our net monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros. The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Our insurance may not be sufficient.

We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.

Identifiable intangible assets and goodwill arising from our acquisition of Stuart Energy in 2005 comprise approximately 10.6% of our total assets as at December 31, 2008 and 8% of our total assets as at December 31, 2007. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Risk Factors Related to Our Business and Industry

Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.

Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:

•                  the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•                  the future cost of hydrogen and other fuels used by our fuel cell systems;

•                  the future cost of membrane electrode assembly (MEAs) used in our fuel cell systems;

•                  the future cost of platinum group metals, a key catalyst used in our fuel cell and hydrogen generation systems;

•                  the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•                  government support by way of legislation, tax incentives, policies or otherwise, of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•                  the manufacturing and supply costs for fuel cell components and systems;

•                  the perceptions of consumers regarding the safety of our products;

•                  the willingness of consumers to try new technologies;

•                  the continued development and improvement of existing power technologies; and

•                  the future cost of fuels used in existing technologies.

Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.

If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.

Changes in government policies and regulations could hurt the market for our products.

The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada, the European Union and the United States as well as other jurisdictions, relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.

Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations are not kept in force or if further environmental laws and regulations are not adopted, demand for vehicular fuel cells may be limited.

The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

The development of uniform codes and standards for hydrogen powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.

Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.

The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.

We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products and hydrogen generation systems. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on on-site water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.

In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end users, OEMs, systems integrators, governments and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.

Competition in the markets for fuel cell power modules and hydrogen generation equipment is significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.

If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.

Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil, gas and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells.

If we are unable to continuously improve our products and if we cannot generate effective responses to incumbent and/or alternative energy competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.

Our strategy for the sale of fuel cell power products depends upon developing partnerships with OEMs and governments, systems integrators, suppliers and other market channel partners who will incorporate our products into theirs.

Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to OEMs and governments, systems integrators, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that OEMs and governments, systems integrators, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.

In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.

We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.

We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes that our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.

We may not be able to manage successfully the expansion of our operations.

The uneven pace of our expansion in facilities, staff and operations has placed serious demands on our managerial, technical, financial and other resources. We may be required to make serious investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

If we do not properly manage foreign sales and operations, our business could suffer.

We expect that a substantial portion of our future revenues will continue to be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.

Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in young markets and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.

We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:

•                  diversion of management’s attention from other business concerns;

•                  failure to effectively assimilate our acquired technology, employees or other assets into our business;

•                  the loss of key employees from either our current business or the acquired business; and

•                  assumption of significant liabilities of the acquired company.

If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.

We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.

We have manufactured most of our products for prototypes and initial sales, and we have limited experience manufacturing products on a larger scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

Risk Factors Related to Our Products and Technology

We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.

We have made commercial sales of hydrogen generation, fuel cell test and diagnostic equipment, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a relatively short period of time. Because both our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.

We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.

Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The prices of fuel cell and hydrogen generation products are dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.

We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.

The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.

Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.

Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.

We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

•                  any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•                  any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.

Furthermore, although we typically retain sole ownership of the intellectual property we develop, in certain circumstances, such as with Dow Corning and General Motors, we provide for shared intellectual property rights. For instance, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licences in favour of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licences, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.

We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licences under the patents or other intellectual property rights of others. However, we cannot be sure that we will obtain such licences or that the terms of any offered licences will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.

Our involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favour. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:

•                  pay substantial damages;

•                  cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;

•                  discontinue processes incorporating the infringing technology;

•                  expend significant resources to develop or acquire non-infringing intellectual property; or

•                  obtain licences to the relevant intellectual property.

We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licences to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.

Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

Risk Factors Related to Ownership of Our Common Shares

If we fail to maintain the requirements for continued listing on Nasdaq, our common shares could be delisted from trading on Nasdaq, which would materially adversely affect the liquidity of our common shares, the price of our common shares, and our ability to raise additional capital.

Failure to meet the applicable continued listing requirements of Nasdaq could result in our common shares being delisted from Nasdaq. In the past we have been unable to meet the continued listing requirements of Nasdaq and may not be able to meet the requirements in the future. On May 10, 2007 and February 19, 2008, we received notices from Nasdaq informing us that we failed to maintain a minimum closing bid price on Nasdaq of at least $1.00 per share for our common shares for 30 consecutive business days, as we are required to do under Nasdaq Marketplace Rule 4450(a)(5) (the “Minimum Bid Price Rule”). On both occasions, we were given 180 days to regain compliance by having the bid price of our common shares close at $1.00 per share or more for a minimum of 10 consecutive business days prior to the end of the 180-day period. While we regained compliance on both occasions, we can give no assurances that we will be able to maintain future compliance with the Minimum Bid Price Rule or all of the continued listing requirements of Nasdaq.

As at March 24, 2009, we are not in compliance with the Minimum Bid Price Rule; however given the continued extraordinary market conditions, Nasdaq has suspended the enforcement of the Minimum Bid Price Rule. Enforcement of the rule is scheduled to resume on April 20, 2009. While we may explore various actions to meet the Minimum Bid Price Rule, including implementing a share consolidation, there is no guarantee that any such action will be successful in bringing us into, or maintaining, compliance.

If we fail to satisfy Nasdaq’s continued listing requirements, our common shares could be delisted from Nasdaq, in which case we may transfer to the Nasdaq Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the over-the-counter bulletin board. However, there can be no assurance that our common shares will be eligible for trading on any such alternative exchanges or markets in the United States.

If we are delisted from Nasdaq, it would materially reduce the liquidity of our common shares, lower the price of our common shares, and impair our ability to raise financing.

In order to comply with Nasdaq’s Minimum Bid Price Rule we may, subject to shareholder approval and any regulatory approvals (including from the TSX), implement a share consolidation, which could adversely affect our common share price and its liquidity.

Subject to shareholder approval and any regulatory approvals (including from the TSX), we may implement a share consolidation in order to comply with Nasdaq’s Minimum Bid Price Rule. In light of the Company’s past non-compliance with the Minimum Bid Price Rule, at the annual and special meeting of our shareholders to be held on May 13, 2009, our shareholders will be asked to approve a special resolution that would give authority to our board of directors, in its sole discretion, to amend our articles of incorporation to allow for a consolidation of our issued and outstanding common shares at any time prior to March 24, 2010, and to select the exact consolidation ratio, provided that (i) the ratio may be no smaller than one post-consolidation share for every 10 pre-consolidation shares, and no larger than one post-consolidation share for every 25 pre-consolidation shares, and (ii) the number of pre-consolidation shares in the ratio must be a whole number of shares. Assuming receipt of the necessary approvals, the exact number of shares of the Company to be consolidated, if at all, would be determined by our board of directors before the share consolidation would be effective, and the Company will issue a news release announcing the ratio as determined by our board of directors.

Notwithstanding any approval of the share consolidation by our shareholders, our board of directors, in its sole discretion, would be able to revoke the special resolution and abandon the share consolidation without further approval or action by or prior notice to shareholders.

Our shareholders approved a similar special resolution at the Company’s annual and special meeting of shareholders on May 6, 2008, which authorized our board of directors, in its sole discretion, to implement a share consolidation at any time prior to March 10, 2009 based on a consolidation ratio no smaller than one post-consolidation share for every five pre-consolidation shares, and no larger than one post-consolidation share for every 10 pre-consolidation shares, but otherwise subject to the same conditions described above. Although our board of directors did not believe it to be in the best interests of the Company to implement a share consolidation during that time, as in the past, our board of directors has considered the potential adverse effects to the Company of a delisting from Nasdaq, and has determined that the flexibility afforded by a share consolidation could allow the Company to comply with Nasdaq’s Minimum Bid Price Rule.

While such share consolidation could bring us back into compliance with the listing requirements of Nasdaq, there can be no assurance that any increase in the market price of our common shares resulting from a share consolidation, if implemented, would be sustainable. There are numerous factors and contingencies that would affect such price, including the market conditions for our common shares at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of our common shares after a share consolidation may be lower than the total market capitalization before such share consolidation and, in the future, the market price of our common shares might not exceed or remain higher than the market price prior to such share consolidation. There can be no assurance that a share consolidation would result in a per share market price that attracts institutional investors or investment funds, or that such price would satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common shares might not improve as a result of a share consolidation. Furthermore, the liquidity of our common shares could be adversely affected by the reduced number of our common shares that would be outstanding after the share consolidation.

If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.

We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes. For this calculation, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.

Based on our current and projected losses and the market value of our common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2008. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company in another fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax consequences for our shareholders resident in the United States, including having a gain recognized on the sale of our common shares being treated as ordinary income that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sale proceeds.

United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.

A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.

A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 12.3% of our outstanding common shares. Accordingly, these shareholders may exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.

In addition to General Motors’ current ownership of our common shares, pursuant to our strategic alliance with General Motors, for so long as General Motors holds at least 10% of our outstanding shares, if any of our founders, Pierre Rivard, Joseph Cargnelli or Boyd Taylor, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, he must first offer the shares to General Motors. Moreover, if we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully diluted number of common shares that it holds, subject to certain limited exceptions. We have also agreed that one director nominated by General Motors shall be included in the slate of directors that is presented to shareholders for approval at our general meeting. As a principal shareholder and party to the strategic alliance and representative on our board, General Motors has the ability to influence our corporate actions and in a manner that may be adverse to your interests.

Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.

If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.

Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While Nasdaq and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on Nasdaq and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U. S. investors may not be able to enforce U.S. civil liability judgments against us or our directors and officers.

We are organized under the laws of Canada. A majority of our directors and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.

Our share price is volatile and we may continue to experience significant share price and volume fluctuations.

Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:

•      performance of other companies in the fuel cell or alternative energy business;

•                  news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or

•      changes in general economic conditions.

As at March 24, 2009 there were 6,080,246 options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.

A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of March 24, 2009, we have issued and outstanding 6,080,246 options to purchase our common shares at an average price of Cdn$3.66 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

16   FORWARD-LOOKING STATEMENTS

Caution regarding forward-looking statements.

Certain statements contained in the “Growth Strategy”, “Operating Results”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Recent Accounting Announcements”, “Outlook”, “Enterprise Risk Management”, and “Risk Factors”, sections of this MD&A constitute forward-looking statements and other statements concerning our objectives and strategies and management’s beliefs, plans, estimates and intentions about our future results, levels of activity, performance, goals or achievements and other future events. In some cases, you can identify these forward-looking statements by our use of words such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “seeks,” “may,” “plans,” “potential,” “predicts,” “should,” “strategy” or “will,” or the negative or other variations of these words, or other comparable words or phrases. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee future results, levels of activity, performance, goals or achievements or other future events. Our ability to successfully execute our business plan, which includes an increase in revenue, and obtaining additional funding from potential investors or through non-traditional sources of financing and actively managing our liuidity will have a direct impact on our business, results of operations and financial condition, and if we are not successful will exacerbate other risks and uncertainties. In addition, the failure to maintain the listing requirements of Nasdaq could adversely affect our common share price and ability to raise additional funds. Forward-looking statements are subject to many risks and uncertainties that could cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks and uncertainties include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition; our limited operating history; our inability to implement our business strategy; fluctuations in our quarterly results; our failure to maintain our customer base that generates the majority of our revenues; changes in our relationship with General Motors Corporation; currency fluctuations; our failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets; the failure of a significant market for our products; the failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; the failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop; our failure to compete with other developers and manufacturers of products in our industry; our failure to compete with developers and manufacturers of traditional and alternative technologies; our failure to develop partnerships with OEMs, governments, systems integrators and other third parties; our inability to obtain sufficient materials and components for our products from suppliers; our failure to manage expansion of our operations; our failure to manage foreign sales and operations; our failure to recruit, train and retain key management personnel; our inability to integrate acquisitions; our failure to develop adequate manufacturing processes and capabilities; our failure to complete the development of commercially viable products; our failure to produce cost-competitive products; failure or delay in field testing of our products; our failure to produce products free of defects or errors; our inability to adapt to technological advances or new codes and standards; our failure to protect our intellectual property; our involvement in intellectual property litigation; our exposure to product liability claims; our failure to meet the listing requirements of the Nasdaq Global Market; the implementation of a share consolidation of our common shares; our failure to meet rules regarding passive foreign investment companies; the actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; the volatility of our common share price; and dilution as a result of the exercise of options.

These factors and other risk factors described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements. In addition, readers are encouraged to read the section entitled “Risk Factors” in this MD&A for a broader discussion of the factors that could affect our future performance.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A and annual report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s financial statements.

•                  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as at December 31, 2008, the Corporation’s internal control over financial reporting was effective.

Hydrogenics’ internal control over financial reporting as at December 31, 2008, has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s consolidated financial statements for the year ended December 31, 2008. As stated in the Independent Auditors’ Report to the Shareholders of the Corporation, PricewaterhouseCoopers LLP, express an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Daryl Wilson	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

March 24, 2009
Mississauga, Ontario

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Hydrogenics Corporation

We have completed integrated audits of Hydrogenics Corporation’s 2008, 2007, and 2006 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and deficit, shareholder’s equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Hydrogenics Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control —Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants

March 24, 2009

Toronto, Ontario

Comments by Independent Auditor on Canada — US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the 2008 consolidated financial statements of Hydrogenics Corporation. Our report to the shareholders on the consolidated financial statements dated March 24, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants, Licensed Public Accountants

March 24, 2009

Toronto, Ontario

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

#	Note	Description	Page

1	Description of Business and Going Concern	Summary of Business and Going Concern.	60

2	Summary of Significant Accounting Policies	Summary review of accounting principles and the methods used in their application by the Corporation.	60

3	New Accounting Standards	Summary review of generally accepted accounting principle developments that do, will or may, affect the Corporation.	64

4	Risk Managemnet Arising from Financial Instruments	Summary review of the Corporation’s exposure to risks arising from financial instruments.	66

5	Business Streamlining Innitiatives and Wind up of Test Equipment Business	Summary review of the Corporation’s business streamlining activities and decision to Wind up our Test Equipment Business.	68

6	Goodwill and Impariment Charges	Summary review of the Corporation’s 2005 acquisition of Stuart Energy Systems Corporation and Greenlight Power Technologies, Inc.	69

7	Accounts Receivable	Summary schedule of accounts receivable.	69

8	Inventory	Summary schedule of items comprising inventory.	69

9	Property, Plant and Equipment	Summary schedule of items comprising property, plant & equipment.	70

10	Intangible Assets	Summary schedule of intangible assets and related disclosures.	70

11	Accounts Payable and Accrued Liabilities	Summary schedule of items comprising accounts payable and accrued liabilities.	71

12	Long-term Debt	Summary schedule of long-term debt and related disclosures.	71

13	Employee Stock-Based Compensation	Summary schedules and review of compensation arising from share options awards, deferred share units and restricted share units.	72

14	Research and Product Development	Summary schedule of items comprising research and product development expenses and funding.	73

15	Commitments	Summary review of commitments and lease obligations.	74

16	Contingencies	Summary review of contingent liabilties and guarantees.	74

17	Lines of Credit	Summary review of bank facilities.	75

18	RelatedParty Transactions	Summary review of transactions with non arm’s length parties	75

19	Income Taxes	Summary reconciliations of statutory rate income tax expense to provisions for income taxes and analyses of future income taxes.	75

20	Net Loss Per Share	Summary of per share calculation methods.	76

21	Changes in Non-Cash Working Capital	Summary of the changes in components of the net change in non-cash working capital.	77

22	Segmented Financial Information	Summary disclosure of segmented information regularly reported to the Corporation’s Chief Operating Decision Maker.	77

23	Differences between Canadian and United States Accounting Principles	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Corporation.	80

CONSOLIDATED FINANCIAL STATEMENTS

HYDROGENICS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	2008	2007
ASSETS
Current assets
Cash and cash equivalents	$21,601	$15,460
Restricted cash	1,130	—
Short-term investments	—	15,032
Accounts receivable (note 7)	3,974	12,713
Grants receivable	505	850
Inventories (note 8)	10,101	12,659
Prepaid expenses	1,161	1,077
	38,472	57,791
Property, plant and equipment (note 9)	4,082	4,847
Intangible assets (note 10)	—	249
Goodwill (note 6)	5,025	5,025
Other non-current assets	—	28
	$47,579	$67,940
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (notes 11 and 18)	$17,298	$18,166
Unearned revenue	4,785	9,042
	22,083	27,208
Long-term debt (note 12)	—	11
Deferred research and development grants	13	337
	22,096	27,556
Shareholders’ Equity
Common shares	307,000	306,872
Contributed surplus	16,300	15,606
Deficit	(291,420)	(277,101)
Accumulated other comprehensive loss	(6,397)	(4,993)
Total deficit and accumulated other comprehensive loss	(297,817)	(282,094)
	25,483	40,384
	$47,579	$67,940

Going concern (note 1)

Commitments and contingencies (notes 15 and 16)

The accompanying notes from an integral part of these Consolidated Financial Statements.

Norman Seagram	Douglas Alexander
Chairman	Director
Hydrogenics Corporation	Hydrogenics Corporation

CONSOLIDATED FINANCIAL STATEMENTS

HYDROGENICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except for share and per share amounts)

	2008	2007	2006
Revenues	$39,340	$37,990	$30,059
Cost of revenues	31,446	33,601	29,360
	7,894	4,389	699
Operating expenses
Selling, general and administrative	15,022	24,006	27,891
Research and product development (note 14)	7,296	9,690	9,379
Windup of test equipment business (note 5)	—	2,016	—
Amortization of property, plant and equipment	855	903	1,285
Amortization of intangible assets	249	251	7,139
Impairment of intangible assets and goodwill (notes 6 and 10)	—	—	90,834
	23,422	36,866	136,528

Loss from operations	(15,528)	(32,477)	(135,829)
Other income (expenses)
Gain on sale of assets	44	—	477
Loss on disposal of property, plant and equipment (note 5)	—	(308)	—
Provincial capital tax	170	(127)	(42)
Interest, net	923	2,249	3,551
Foreign currency gains	188	2,617	904
	1,325	4,431	4,890

Loss before income taxes	(14,203)	(28,046)	(130,939)
Current income tax expense (recovery) (note 19)	116	22	(180)
Net loss for the year	$(14,319)	$(28,068)	$(130,759)

Net loss per share
Basic and diluted (note 20)	$(0.16)	$(0.31)	$(1.42)
Shares used in calculating basic and diluted net loss per share	92,080,656	91,797,911	91,816,049

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

HYDROGENICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US dollars)

	2008	2007	2006
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
Operating activities
Net loss for the year	$(14,319)	$(28,068)	$(130,759)
Items not affecting cash
Amortization of property, plant and equipment	1,106	1,611	1,948
Amortization of intangible assets	249	251	7,139
Impairment of intangible assets and goodwill	—	—	90,834
Unrealized foreign exchange (gains) losses	695	29	(74)
Imputed interest on long-term debt	—	—	1
Non-cash consulting fees	—	—	39
Stock-based compensation	694	1,553	1,832
Gain on Sale of assets	(44)	—	(477)
Loss on disposal of property, plant and equipment	—	308	—
Net change in non-cash working capital (note 21)	4,817	(4,100)	5,029
	(6,802)	(28,416)	(24,488)
Investing activities
Decrease (increase) in short-term investments	15,032	39,318	26,046
Increase in restricted cash	(1,130)	—	—
Purchase of property, plant and equipment	(885)	(1,331)	(1,701)
Proceeds from sale of assets	44	—	477
	13,061	37,987	24,822
Financing activities
Repayment of long-term debt	(11)	(83)	(193)
Deferred research and development grant	(235)	204	(17)
Common shares issued, (purchased and cancelled), net of issuance costs	128	(169)	419
	(118)	(48)	209
Increase (decrease) in cash and cash equivalents during the year	6,141	9,523	543
Cash and cash equivalents - Beginning of year	15,460	5,937	5,394
Cash and cash equivalents - End of year	$21,601	$15,460	$5,937
Supplemental disclosure
Interest paid	$17	$52	$80
Income taxes paid	118	63	—

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

HYDROGENICS CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands of US dollars, except for share and per share amounts)

					Accumulated
					other	Total
	Common share		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	loss	equity
Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507
Comprehensive loss:
Net loss for the year	—	—	—	(130,759)	—	(130,759)
Foreign currency translation adjustments	—	—	—	—	(281)	(281)
Comprehensive loss						(131,040)
Issuance of common shares on exercise of options	236,796	419				419
Stock-based consulting expense	—	—	39	—	—	39
Employee Stock-based compensation expense	—	—	1,832	—	—	1,832
Balance at Dec. 31, 2006	91,916,466	$307,376	$13,718	$(249,033)	$(5,304)	$66,757
Comprehensive loss:
Net loss for the year	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	311	311
Comprehensive loss						(27,757)
Shares returned to treasury	(150,775)	(504)	335	—	—	169
Employee Stock-based compensation expense	—	—	1,553	—	—	1,553
Balance at Dec. 31, 2007	91,765,691	$306,872	$15,606	$(277,101)	$(4,993)	$40,384
Comprehensive loss:
Net loss for the year	—	—	—	(14,319)	—	(14,319)
Foreign currency translation adjustments	—	—	—	—	(1,404)	(1,404)
Comprehensive loss						(15,723)
Issuance of common shares on exercise of options	639,980	128	—	—	—	128
Adjustment for partial shares	(5)	—	—	—	—	—
Employee Stock-based compensation expense	—	—	694	—	—	694
Balance at Dec. 31, 2008	92,405,666	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares in series.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND GOING CONCERN

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, there are material uncertainties related to certain adverse conditions and events that cast significant doubt on the validity of this assumption. The Corporation has not yet realized consistent profitable operations and continues to use cash to fund its operations. The Corporation’s ability to continue as a going concern is dependent on the successful execution of its business plan which involves: (i) securing additional financing to fund its operations; (ii) advancing product designs for efficiency, durability, cost reduction and entry into complimentary markets; (iii) increasing market penetration and sales; (iv) actively managing its liquidity; and (v) retaining and engaging staff. At present, the success of these initiatives cannot be assured due to the material uncertainties attributed to the Corporation’s ability to obtain financing and meet its revenue targets. Given the condition of the global economy and the condition of the current global credit markets, markets for the Corporation’s products may develop more slowly than anticipated, current and potential customers may delay, reduce or cancel purchases and revenues would therefore be less than anticipated. Also the Corporation may not be able to raise additional capital, or do so on acceptable terms. These material uncertainties are further described in the first three risk factors in Section 15, “Risk Factors” in Management’s Discussion and Analysis. The consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications, such adjustments could be material.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States (“U. S. GAAP”), except as outlined in note 23.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries, which are wholly owned. All intercompany transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Significant estimates made by the Corporation include allowances for the fair value of goodwill, warranty provisions, stock-based compensation, potentially uncollectible accounts receivable, provisions for inventory which is carried in excess of net realizable value, and provisions for costs to complete contracts in progress and valuation allowances for future income tax assets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days. Cash and cash equivalents are designated as held-for-trading and carried at fair value. Changes in fair value are recorded in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Cash

Restricted cash consists of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of less than 90 days and are carried at amortized cost using the effective interest rate method. These instruments are held as partial security for standby letters of credit and letters of guarantee. Restricted cash is designated as held-for-trading and carried at fair value. Changes in fair value are recorded in earnings.

Short-term Investments

Short-term investments consisted of interest bearing securities with original terms to maturity of less than one year and are classified as held-to-maturity. As a result, short-term investments were carried at amortized cost using the effective interest rate method. The Corporation had the intention and the ability to hold these securities to maturity. Transaction costs were recognized in net loss when incurred.

Inventories

Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs. Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum

Leasehold improvements are amortized on a straight-line basis over the term of the lease.

The Corporation reviews the recoverability of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than the carrying value, the asset is written down to fair value.

Goodwill and Intangible Assets

Goodwill

Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a business combination accounted for using the purchase method of accounting. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to determine the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss would be expensed in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets with finite useful lives

The Corporation’s intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Product technology	4 - 7 years straight-line
Customer relationships	8 years straight-line
Trade names	3 years straight-line
ISO certifications	1 year straight-line

Management reviews the amortization methods and useful life estimates for these intangible assets annually.

The Corporation reviews the carrying amount of intangible assets with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than carrying value, the asset is written down to fair value.

Revenue Recognition

Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the amount is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received. If delivery has not occurred, the Corporation will recognize revenue provided that all other criteria are met and the risks of ownership have passed to the customer, the customer has a fixed commitment to purchase the goods, the customer requests that the delivery not occur until a later date, there is a fixed schedule for delivery of the goods, the Corporation has not retained any specific performance obligations such that the earnings process is not complete, the ordered goods have been segregated from our inventory and is not subject to being used to fill other orders and the product is complete and ready for shipment.

Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro-rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenues. Losses, if any, are recognized immediately.

Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3065, “Leases.”

Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Product Warranties

The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction, past history and expected future performance of products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research And Product Development Costs

Research costs and costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.

Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.

Stock-Based Compensation

The Corporation has stock-based compensation plans, which are described in note 13. The Corporation estimates the fair value of stock-based compensation to employees and directors and expenses the fair value over the estimated vesting period of the stock options with the off-set being recorded in contributed surplus. Any consideration paid by employees or directors on the exercise of stock options or purchase of stock is credited to share capital together along with any previously recognized compensation expense. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options cancelled is charged to deficit. Forfeitures of stock-based compensation awards are accounted for in the period in which the forfeiture occurs.

Deferred Share Units

The fair value of the Corporation’s deferred share units is charged to selling, general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested deferred share units. Forfeitures of deferred share units are accounted for in the period in which the forfeiture occurs.

Restricted Share Unit Plan

The intrinsic value of the Corporation’s restricted share units are charged to selling, general and administrative expenses using the graded vesting method. Since the restricted share units will be settled in cash, the intrinsic value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within accounts payable and accrued liabilities, for the total intrinsic value of the vested restricted share units. Forfeitures of restricted share units are accounted for in the period in which the forfeiture occurs.

Income Taxes

Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities and the unused tax losses of the Corporation. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates and laws is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.

Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into US dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into US dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.

Net Loss Per Share

Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.

Financial Instruments

All financial instruments are measured at fair value on initial recognition. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held to maturity or loans and receivables and other financial liabilities, which are measured at amortized cost.

NOTE 3 – NEW ACCOUNTING STANDARDS

The Corporation has adopted the following changes to its accounting policies:

(i)    Canadian standards

CICA Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments - Disclosures,” and Section 3863, “Financial Instruments - Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaced Section 3861, “Financial Instruments — Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation has adopted this new guidance effective January 1, 2008. These standards changed the disclosure provided by the Corporation.

In May 2007, the CICA issued Handbook Section 3031, “Inventories,” which replaced the existing Section 3030 “Inventories.” The standard introduced changes to the measurement and disclosure of inventory. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material impact on its consolidated financial position, results of operations or cash flows; however, the Corporation now carries inventory at the lower of cost and net realizable value. Previously, the Corporation carried inventory at the lower of cost and replacement cost.

In May 2007, the Canadian Accounting Standards Board (“AcSB”) amended Section 1400, “General Standards of Financial Statement Presentation,” to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The Corporation adopted this new guidance effective January 1, 2008.

In January 2008, the CICA issued CICA Emerging Issues Committee (“EIC”) EIC-169 “Embedded Foreign Currency Derivatives” (“EIC-169”). Guidance in EIC-169 should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. This new EIC assists in the interpretation of the phrase “routinely denominated” as used in Section 3855 and also assists in determining which factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the world. The Corporation adopted this standard effective January 1, 2008. The adoption of this standard did not have a material impact on the Corporation’s consolidated financial position, results of operations or cash flows.

(ii)    US standards

The following changes only apply to note 23 of the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not change the Corporation’s consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Corporation plans to adopt this guidance effective January 1, 2009. The Corporation is currently assessing the effect this standard may have on the Corporation’s results of operations and consolidated financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a Corporation may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material affect on the Corporation’s consolidated financial position, results of operations or cash flows.

New Accounting Standards

The following changes will be adopted in the future.

(i)      Canadian standards

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Corporation anticipates adopting this new guidance effective January 1, 2009. The Corporation is currently assessing the effect this standard may have on the Corporation’s results of operations and consolidated financial position.

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling interests”. These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations for which the acquisition date is on/after the beginning of the first annual reporting period beginning on/after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on/after January 1, 2011. The Corporation is currently assessing the effect these standards may have on the Corporation’s results of operations and consolidated financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iii)   US standards

The following changes will only apply to note 23 of the consolidated financial statements.

In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), “Business Combinations,” which replaces SFAS No 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Corporation beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.

NOTE 4 - RISK MANAGEMENT ARISING FROM FINANCIAL INSTRUMENTS

For the year ended December 31, 2008, the Corporation adopted the requirements of CICA Handbook Section 3862, “Financial Instruments - Disclosures,” which apply to fiscal years beginning on or after October 1, 2007. This section requires disclosures relating to: (i) the significance of financial instruments for financial position and performance; and (ii) the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Corporation manages those risks.

Under Canadian GAAP, financial instruments are classified into one of the following categories: (i) held-for-trading; (ii) held-to-maturity; (iii) available for sale; (iv) loans and receivables; (v) and other financial liabilities. The following table summarizes information regarding the carrying value of the Corporation’s financial instruments:

	2008	2007
Held for trading (i)	$22,731	$15,460
Held to maturity (ii)	—	15,032
Loans and receivables (iii)	4,479	13,563
Other financial liabilities (iv)	17,298	18,166

(i)	Includes cash and cash equivalents and restricted cash
(ii)	Short-term investments
(iii)	Includes accounts receivable
(iv)	Includes financial liabilities included within accounts payable and accrued liabilities

Liquidity

The Corporation has sustained losses and negative cash flows from operations since its inception. At December 31, 2008, the Corporation had approximately $22,731 of cash and cash equivalents and restricted cash. The Corporation’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments. The Corporation monitors its financial position on a monthly basis and updates its expected use of cash resources based on the latest available data.

There are uncertainties related to the timing and use of the Corporation’s cash resources. Note 1. Description of Business and Going Concern, discloses the risks surrounding the timing and the use of the Corporation’s cash resources.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Corporation is exposed to credit risk from customers. At December 31, 2008, the Corporation’s two largest customers accounted for 18% (12% at December 31, 2007) and 7% (5% at December 31, 2007) of revenues, respectively. In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days. The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and provides allowance for potentially uncollectible accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation reviews its trade receivable accounts regularly and writes down their carrying values to their expected realizable values by making an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. This is done using management’s evaluation of the situation on a customer by customer basis. The Corporation’s assessment of outstanding receivables from customers is primarily based on the Corporation’s assessment of the credit worthiness of the customer. The allowance is charged against earnings. Shortfalls in collections are applied against this provision. Estimates for the allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date take into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.

The Corporation’s trade receivables have a carrying value of $3,661 as at December 31, 2008, representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts. Normal credit terms for amounts due from customers call for payment within 30 to 60 days. An insignificant amount of these receivables were past due as at December 31, 2008.

The Corporation’s exposure to credit risk for trade receivables by geographic area as at December 31, 2008 was as follows:

Europe	46%
United States	13%
Asia	32%
Rest of world	9%
100%

The activity of the allowance for doubtful accounts for the period is as follows:

	2008	2007
Allowance for doubtful accounts — beginning of period	$351	$320
Bad debt expense	126	191
Write-off of bad debts	(249)	(160)
Allowance for doubtful accounts — end of period	$228	$351

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with large chartered Belgian, Canadian and German banks and investing in highly liquid investments. The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these Chartered banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $22,731, representing the maximum exposure to credit risk of these financial assets. Approximately 82% of the Corporation’s cash and restricted cash at December 31, 2008 were held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, 2008, was as follows:

Canada	37%
Belgium	54%
Germany	9%
100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in foreign currencies, primarily Canadian dollars and the euro. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the subsidiary to the extent practical to match the obligations of its financial liabilities. Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the US dollar and these foreign currencies. The Corporation recognized foreign exchange gains in the year ended December 31, 2008 of $188 compared to foreign exchange gains of $2,617 in the year ended December 31, 2007.

If a shift in foreign exchange rates of 10% were to occur, the exchange gain or loss on the net financial assets could be plus or minus $1,704. This amount would be recorded in the consolidated statements of operations.

Interest rate risk

Interest rate risk arises because of the fluctuation in market interest rates. The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its cash and cash equivalents and short-term investments; however, the Corporation does not have any long-term debt and hence is not subject to interest rate risk from borrowings. If a shift in interest rates of 10% were to occur, the impact on cash and cash equivalents, restricted cash, and short-term investments and the related net loss for the period could be plus or minus $100.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value given their short-term nature.

Management of capital

The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

The Corporation’s capital is composed of share capital, contributed surplus, accumulated deficit and foreign currency translation adjustments included within accumulated other comprehensive income (loss). The total capital as at December 31, 2008 is $25, 483. The Corporation’s primary uses of capital are to finance operating cash flow, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from internally generated cash flows and cash raised through past share issuances. The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so that it can provide its products and services to its customers and returns to its shareholders.

The Corporation governs its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize its ability to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

NOTE 5 — BUSINESS STREAMLINING INITIATIVES AND WIND UP OF TEST EQUIPMENT BUSINESS

On March 20, 2007 and November 6, 2007, the Corporation’s Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. In March 2007, the Corporation recorded a $2,100 charge for severance and related expenses, which are included in selling, general and administrative expenses. The major part of this charge pertained to the Power Systems business segment.

In November 2007, the Corporation recorded an additional $1,990 charge for severance and related expenses for these initiatives, which are included in selling, general and administrative expenses as at December 31, 2007. These amounts were charged to the business segments as follows: $846 for Power Systems; $142 for OnSite Generation; and $1,002 for Corporate and Other business segments. As at December 31, 2008, the Corporation had paid $1,981 in respect of these charges. The remaining balance of $9 at December 31, 2008 is anticipated to be paid in 2009.

On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business, due to lower than planned gross margin and growth prospects and not achieving certain operating targets. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses, and the writeoff of inventory. Of the $2,016 recorded during the year ended December 31, 2007, no severance and related expenses remain unpaid at December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - GOODWILL AND IMPAIRMENT CHARGES

The Goodwill of $5,025 relates to the OnSite Generation business acquisition in fiscal 2005.

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans. As a result of these assessments, and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. In addition, management also determined that the revenues of the Test System business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets. Due to the significance of these changes, management performed an evaluation of the recoverability of the long-lived assets of the OnSite Generation and Test Systems segments and completed fair value impairment tests of the goodwill related to the OnSite Generation and Test Systems reporting units as at September 30, 2006, in addition to its annual impairment test at December 31, 2006.

Based on the results of these assessments, the Corporation recorded the following impairment charges in 2006:

Goodwill of the OnSite Generation reporting unit	$59,388
Intangible assets of the OnSite Generation reporting unit	26,333
Goodwill of the Test Systems reporting unit	5,113
Total	$90,834

The fair value used in the impairment charge calculations was determined using the Corporation’s best estimates of future cash flows and considered the weighted average cost of capital for comparable companies.

The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprised product technology, which continued to be amortized over its remaining useful life.

NOTE 7 - ACCOUNTS RECEIVABLE

	2008	2007
Trade accounts receivable	$3,661	$12,683
Less: Allowance for doubtful accounts	(228)	(351)
Goods and services tax	541	381
Allowance for doubtful accounts – end of period	$3,974	$12,713

NOTE 8 - INVENTORIES

	2008	2007
Raw materials	$4,938	$5,070
Work-in-progress	5,004	6,768
Finished goods	159	821
	$10,101	$12,659

During the year-ended December 31, 2008, the Corporation recorded write-downs of approximately $1,298 (December 31, 2007 – $811). During the period, approximately $29,851 of inventory was expensed in cost of sales (December 31, 2007 - $29,725).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

As at December 31, 2008, the net book value of property, plant and equipment is as follows:

		Accumulated
	Cost	amortization	Net book Value
Test equipment	$6,250	$5,336	$914
Furniture and equipment	4,679	2,471	2,208
Computer hardware and software	2,619	1,874	745
Leasehold improvements	1,000	799	201
Automobiles	43	29	14
	$14,591	$10,509	$4,082

As at December 31, 2007, the net book value of property, plant and equipment is as follows:

		Accumulated
	Cost	amortization	Net book Value
Test equipment	$6,030	$4,544	$1,486
Furniture and equipment	4,192	2,141	2,051
Computer hardware and software	2,829	1,870	959
Leasehold improvements	1,066	739	327
Automobiles	69	45	24
	$14,186	$9,339	$4,847

Test equipment and furniture and equipment under construction, as at December 31, 2008, not yet subject to amortization amounted to $28 (2007 - $419). The net book value of equipment under capital lease as at December 31, 2008 was $33 (2007 - $49).

NOTE 10 - INTANGIBLE ASSETS

As at December 31, 2008, the carrying value of intangible assets is as follows:

		Accumulated
		amortization
		and impairment
	Cost	charge	Net book Value
Product technology	$30,300	$30,300	$—

As at December 31, 2007, the carrying value of intangible assets is as follows:

		Accumulated
		amortization
		and impairment
	Cost	charge	Net book Value
Product technology	$30,300	$30,051	$249

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008	2007
Trade accounts payable	$4,506	$3,748
Warranty liability accruals	3,717	3,592
Supplier accruals	3,165	1,829
Accrued payroll costs	2,067	1,734
Facility accruals	1,400	1,975
Severance and related compensation payments	1,693	4,136
Accrued professional fees	433	487
Provincial capital tax payable	25	195
Current portion of long-term debt (note 11)	10	16
Other	282	454
	$17,298	$18,166

Included within severance and related compensation payments is a post-retirement benefit obligation for $1,050. The liability is a defined benefit plan to be paid to a beneficiary. The Corporation has valued the obligation based on estimates of future cash flows. The key assumptions used in this valuation are annual payments ($100) the expected life of the beneficiaries (approximately 11.5 years) and the discount rate (4%). The amount expensed in 2008 is $340.

Total severance and related expenses included in Selling, General and Administration for 2008 was $nil (2007 — $4,090).

Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the year ended December 31, 2008:

Balance, December 31, 2007	$3,592
Accruals for warranties issued during the year	2,332
Settlements made during the year	(1,499)
Reversals of accruals during the year	(708)
Balance, December 31, 2008	$3,717

NOTE 12 - LONG-TERM DEBT

The Corporation has various equipment leases accounted for as capital leases. At December 31, 2008, the outstanding amount payable, net of future payments representing interest, is $10 (2007 - $27). The Corporation has charged to expense interest of $1 in 2008 (2007 - $2) on these capital leases at an effective weighted average interest rate of approximately 11% per annum.

The present value of future debt repayments is as follows:

2009	$10
Less: Current portion	(10)
$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - EMPLOYEE STOCK-BASED COMPENSATION

Stock Option Plan

During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2008, the number of common shares that may be issued under the stock option plan was 12,000,000. As at December 31, 2008, 3,144,340 common shares had been issued through the exercise of stock options under this plan. Up to 8,855,660 additional common shares are available to be issued in connection with the exercise of stock options. Of the 8,855,660 available common shares, 6,129,779 have been issued as stock options that were outstanding at December 31, 2008. All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors.

A summary of the Corporation’s employee stock option plan activity is as follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of shares	(CAN$)	of shares	(CAN$)	of shares	(CAN$)
Outstanding, beginning of year	6,932,303	4.05	6,893,353	4.85	6,243,753	5.22
Granted	1,300,004	0.58	1,644,960	1.17	1,470,400	3.16
Exercised	(639,980)	0.20	—	—	(236,500)	2.01
Forfeited	(1,374,858)	4.17	(1,250,810)	4.72	(584,300)	5.73
Expired	(87,690)	7.36	(355,200)	5.65	—	—
Outstanding, end of year	6,129,779	3.64	6,932,303	4.05	6,893,353	4.85
Options exercisable, end of year	4,043,830	4.96	4,333,740	4.47	4,518,681	5.32

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2008:

All options granted after November 1, 2000, the date of the Corporation’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
	December 31	remaining	share price	December 31,	share price
Exercise price CAN$	2008	contractual life	(CAN$)	2008	(CAN$)
0.01 - 0.29	144,000	1.07	0.29	144,000	0.29
0.30 - 1.00	1,230,599	9.19	0.58	0	0
1.01 - 2.00	1,652,375	7.55	1.22	1,044,186	7.15
2.01 - 4.00	631,050	6.96	3.22	412,906	6.28
4.01 - 5.00	597,800	4.82	4.47	576,595	4.47
5.01 - 6.00	516,008	5.11	5.70	508,196	5.70
6.01 - 8.00	288,617	5.26	6.60	288,617	6.60
8.01 - 18.15	1,069,330	2.56	9.36	1,069,330	9.36
	6,129,779	6.21	3.64	4,043,830	4.96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options granted to employees during 2008 and 2007 are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 3.46% (2007 — 4.11%), average expected life of four years, expected volatility 64% (2007 — 56%) and no dividends. The fair value of the stock options granted during 2008 was $387 (2007 - $773) (weighted average $0.30 per share) (2007 - $0.47) and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2008 was $694 ($0.01 per share on a basic and diluted basis) (2007 - $1,553, 2006 - $1,832).

Deferred Share Unit Plan

In 2004, the Board of Directors authorized a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as, or in lieu of, non-cash compensation. As a result of the implementation of the DSU Plan, directors are not eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination. Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2008, 336,755 (2007- 335,420) DSUs were issued with immediate vesting on the date of issuance. As at December 31, 2008, 750,103 (2007- 443,418) DSUs were outstanding under the DSU Plan. As a result, the Corporation recognized a compensation expense (recovery) of $(170) for the year ended December 31, 2008 (2007 - $281; 2006 - $315) as a result of the reduction in the intrinsic value of the DSUs between the grant date and the measurement date.

Restricted Share Unit Plan

In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. Pursuant to the RSU Plan, senior executives may be granted a portion of their long term incentive plan in the form of restricted share units (“RSUs”) instead of stock options.

A RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted. Compensation cost for RSUs granted under the RSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.

During the year ended December 31, 2008, 1,287,500 (2007 — nil) RSUs were awarded with vesting over a three year period. As at December 31, 2008, 1,287,500 (2007 - nil) RSUs were outstanding under the RSU Plan. As a result, the Corporation recognized a compensation expense of $113 for the year ended December 31, 2008 (2007 - $nil, 2006 - $nil).

NOTE 14 - RESEARCH AND PRODUCT DEVELOPMENT

Research and product development expenses are recorded net of third party program funding received or receivable. For 2008, 2007 and 2006, research and product development expenses and program funding, which have been received or are receivable as follows:

	2008	2007	2006
Research and product development expenses	$8,716	$10,346	$12,024
Research and product development funding	(1,420)	(656)	(2,645)
Total research and product development expenses	$7,296	$9,690	$9,379

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - COMMITMENTS

The Corporation incurred rental expenses of $1,856 under operating leases in 2008 (2007 - $1,823; 2006 - $1,120). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2009	$1,556
2010	970
2011	544
2012	422
2013	391
Thereafter	229
$4,112

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Corporation is eligible to receive up to $10,927 (2007 - $13,430; 2006 - $12,051) toward agreed upon research and development project costs. The amount received or receivable as at December 31, 2008 was $10,927 (2007 - $13,430; 2006 - $11,594). These arrangements will expire in stages ending on March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.

NOTE 16 - CONTINGENCIES

As at December 31, 2008, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $2,306 (December 31, 2007 - $5,213) with expiry dates extending to October 2011. The Corporation has restricted cash totaling $1,130 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.

In 1998, Stuart Energy, now a wholly-owned subsidiary of the Corporation, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Ministry of Industry of the Government of Canada to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of $5,600 of funding from TPC. Pursuant to the amended TPC agreement, Stuart Energy undertook to repay $14,200 (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments on the earlier of Stuart Energy reaching a minimum of CAD $90,000 in annual gross business revenues or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy is required to commence payments to TPC at 0.53% of its annual gross business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, the Corporation has recognized $42,800 million in revenues and recorded a repayable amount of $227.

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. The Corporation is unaware of any actions with respect to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those noted above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation is unaware of any actions pursuant to these agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.

NOTE 17 - LINES OF CREDIT

The Corporation has operating lines of credit available up to $11,535 in total (2007—$13,788). As of December 31, 2008 and 2007, the Corporation has no indebtedness on these lines of credit. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and EURIBOR, respectively. The facility is due on demand and collateralized by a general security agreement over all assets. The Corporation’s lines of credit available are reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any issued from time to time by several financial institutions.

NOTE 18 - RELATED PARTY TRANSACTIONS

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the principal shareholders of the Corporation. Billings by this related corporation for material totalled $220 in 2008 (2007 - $823; 2006 - $968). At December 31, 2008, the Corporation has an accounts payable balance due to this related party of $34 (2007 - $58; 2006 - $1). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties. The cost of these transactions reflect price and terms which are in accordance with normal trade practices.

NOTE 19 - INCOME TAXES

As at December 31, 2008, the Corporation has available income tax loss carryforwards of $222,719 that may be used to reduce taxable income in future years, expiring as follows:

2009	$33,049
2010	15,128
2013	19,757
2014	35,335
2015	21,545
2026	18,716
2027	22,701
2028	11,375
No expiry	45,113
$222,719

As at December 31, 2008, the Corporation has unclaimed scientific research and experimental development expenditures of $27,355 (2007 - $30,108) that can be used to offset future income over an indefinite period. The Corporation also has non-refundable investment tax credits amounting to approximately $6,775 (2007 - $7,690) that can be used to reduce future federal income taxes payable, expiring between 2020 and 2026.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Components of the Corporation’s net future income tax asset, which are primarily arising in Canada, are:

	2008	2007
Assets
Non-capital losses	$66,844	$87,122
Scientific research and experimental development expenses	7,835	8,731
Property, plant and equipment and intellectual property	12,321	15,140
Investment tax credits	5,759	6,536
Warranty and other provisions	533	937
Share issue costs	(201)	(145)
Valuation allowance	(93,091)	(118,321)
Net future income tax asset	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.

The Corporation’s computation of income tax expense is as follows:

	2008	2007	2006
Loss before income taxes	$(14,203)	$(28,046)	$(130,939)
Statutory income tax rate	33.50%	36.12%	32.96%
Income tax recovery at statutory rate	(4,758)	(10,130)	(43,157)
Non-deductible expenses	185	433	497
Other permanent and temporary differences	1,018	24	(359)
Expiry of non-capital losses	7,438	—	—
Effect of income tax and rate changes on future income taxes	(1,111)	10,651	6,635
Effect foreign currency rate changes on future income taxes	21,119	(15,528)	—
Currency effect of difference in US dollar financial reporting compared with CAN dollar income tax reporting	1,340	(1,390)	1,410

Foreign exchange gain on CAN dollar denominated future income taxes	—	—	(34)
Change in valuation allowance related to the current year	(25,230)	15,940	5,065
Writedown of intangible assets and goodwill	—	—	29,943
Other	$116	$22	$(180)
Income tax expense (recovery)	116	22	(180)

NOTE 20 - NET LOSS PER SHARE

Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 92,080,656 shares in 2008 (2007 - 91,797,911; 2006 - 91,816,049). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 - CHANGES IN NON-CASH WORKING CAPITAL

Components of the net change in non-cash working capital are as follows:

	2008	2007	2006
Decrease (increase) in current assets
Accounts receivable	$7,335	$(2,687)	$(2,305)
Grants receivable	320	1,290	(64)
Inventories	2,558	59	(4,033)
Prepaid expenses and other current assets	(89)	507	814

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(1,050)	(3,486)	5,580
Unearned revenue	(4,257)	217	5,037
	$4,817	$(4,100)	$5,029

NOTE 22 - SEGMENTED FINANCIAL INFORMATION

The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.

OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the manufacturing and sale of fuel cell test products and diagnostic testing services.

Financial information by reportable segment for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Year ended December 31, 2008
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$31,207	$5,643	$2,490	$—	$39,340
Amortization of intangible assets	—	—	—	249	249
Impairment charge	—	—	—	—	—
Amortization of property, plant and equipment	—	—	—	855	855
Interest income	—	—	—	940	940
Interest expense	—	—	—	(17)	(17)
Income tax expense	—	—	—	116	116
Segment income (loss) (i)	$2,106	$(9,757)	$(469)	$(6,199)	$(14,319)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2007
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$19,608	$6,103	$12,279	$—	$37,990
Amortization of intangible assets	—	—	—	251	251
Amortization of property, plant and equipment	—	—	—	903	903
Interest income	—	—	—	2,301	2,301
Interest expense	—	—	—	(52)	(52)
Income tax expense	—	—	—	22	22
Segment loss (i)	$(5,436)	$(14,283)	$(1,465)	$(6,884)	$(28,068)

	Year ended December 31, 2006
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$12,032	$6,943	$11,084	$—	$30,059
Amortization of intangible assets	—	—	—	7,139	7,139
Impairment charge	—	—	—	90,834	90,834
Amortization of property, plant and equipment	—	—	—	1,948	1,948
Interest income	—	—	—	3,607	3,607
Interest expense	—	—	—	(56)	(56)
Income tax recovery	—	—	—	(180)	(180)
Segment income (loss) (i)	$(14,885)	$(7,182)	$279	$(108,971)	$(130,759)

(i) Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, amortization of property, plant and equipment and amortization of intangible assets.

The accounting policies for inter-segment transactions are the same as those described in note 2.

Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2008 were $nil and $5,025 (2007 - $249 and $5,025), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenues and cost of revenues derived from products and services are as follows:

	2008	2007	2006
Revenues
Products	$38,693	$34,486	$26,653
Services	647	3,504	3,406
	$39,340	$37,990	$30,059

Cost of revenues
Products	$31,090	$32,402	$28,114
Services	356	1,199	1,246
	$31,446	$33,601	$29,360

Revenues are segmented by geography, as follows:

	2008	2007	2006
Russia	$12,927	$5,629	$68
United States	8,428	5,609	8,140
Belgium	2,020	—	319
Spain	1,815	138	1,445
Saudi Arabia	1,790	—	—
Sweden	1,600	119	849
China	1,351	1,435	266
Korea	1,271	1,070	2,499
France	1,144	2,633	3,163
United Kingdom	1,076	552	877
Brazil	712	2,017	—
Germany	655	1,395	2,471
Poland	639	—	—
Canada	534	4,378	2,163
Japan	492	2,256	2,841
Romania	83	277	1,367
United Arab Emirates	20	1,255	—
Argentina	8	2,010	—
Slovenia	3	1,275	—
Rest of world	2,772	5,942	3,591
	$39,340	$37,990	$30,059

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation’s largest customers comprise the following percentages of revenues:

	2008	2007	2006
	%	%	%
First	18	12	12
Second	7	5	10
Third	5	5	5
Fourth	5	4	4
Others	65	74	69
	100	100	100

Property, plant and equipment are located in the following countries:

	2008	2007
Canada	$2,100	$2,998
Belgium	1,982	1,849
	$4,082	$4,847

A significant portion of the Corporation’s production, testing, equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A reconciliation of net loss for the year from Canadian GAAP to conform with US GAAP is as follows:

	2008	2007	2006
Net loss for the year based on Canadian GAAP	$(14,319)	$(28,068)	$(130,759)
Impairment charge related to intangible assets	—	—	13,800
Stock-based compensation (i)	88	—	—
Amortization of in-process research and product development (ii)	—	—	1,971
Net loss for the year based on US GAAP	$(14,231)	$(28,068)	(114,988)
Basic and fully diluted comprehensive net loss per share based on US GAAP	$(0.15)	$(0.31)	$(1.26)
Weighted average number of shares used in calculating comprehensive net loss per share	92,080,656	91,797,911	91,816,049

A reconciliation of Shareholders’ Equity at December 31, 2008 is as follows:

	2008	2007	2006
Shareholders’ Equity based on Canadian GAAP	$25,483	$40,384	$66,757
Shareholders’ Equity based on US GAAP	$25,571	$40,384	$66,757

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Condensed Statements of Operations and Cash Flows for the years ended December 31, under US GAAP, are as follows:

	2008	2007	2006
Revenues	$39,340	$37,990	$30,059
Cost of revenues	31,446	33,601	29,360
Operating expenses	23,334	36,866	120,757
Loss from operations	(15,440)	(32,477)	(120,058)
Net loss for the year	(14,231)	(28,068)	(114,988)

Cash used in operating activities	(6,758)	(28,416)	(24,488)
Cash provided by investing activities	13,017	37,987	24,822
Cash provided by (used in) financing activities	(118)	(48)	209

(i) In-process Research and Development

Under US GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.

A reconciliation of additional disclosures to conform with US GAAP is as follows:

Consolidated statements of cash flows

The consolidated statements of cash flows have been prepared in accordance with International Accounting Standard 7, ‘Cash flow statements.’ As a result, a reconciliation to US GAAP is not required.

Business acqusitions

Stuart Energy Systems Corporation (“Stuart Energy”) was acquired on January 6, 2005. The acquisition provided the foundation for the Corporation’s hydrogen generation business and complemented the Corporation’s other Onsite Hydrogen Generation offerings based on PEM electrolysis and natural gas reforming. The intangible assets acquired pursuant to the Stuart Energy acquisition and the related amortization periods are as follows:

	Amount at	Estimated
	Acquisition date	useful life
Product technology	$30,300	4-7 years
Customer relationships	7,600	8 years
Trade names	500	3 years
ISO certificates	100	1 year
	$38,500

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans resulting in a corresponding impairment charge of $26,333. The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprise product technology, which will continue to be amortized over its remaining useful life of five years. The goodwill acquired as part of the acquisition was included in the OnSite Generation segment and was not tax deductible.

As part of the Stuart Energy acquisition, $18,400 of in-process research and development (“IPR&D”) was acquired. The IPR&D related to improvements to Stuart Energy’s existing technology and was to result in the launch of new product models over the next several years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Business streamlining initiatives and windup of test equipment business

The Corporation expects to incur maximum further charges of approximately $900 after December 31, 2008 relating to the windup of the test equipment business.

In 2007, the loss on disposal of property, plant and equipment of $308 is classified in operating expenses under US GAAP. In addition, approximately $400 of charges related to the write-down of inventory in connection with the windup are classified as cost of revenues under US GAAP.

Share capital

The share capital of the Corporation has a nominal par value.

Revenues

Sales taxes collected are excluded from revenues.

Stock-based compensation

The Corporation adopted the provisions of FAS 123R “Share Based Payments” for US GAAP effective January 1, 2006. Shares are issued from treasury upon exercise. No income tax benefit is recorded in the consolidated statement of operations for these costs.

The total intrinsic value of options exercised during the year ended December 31, 2008, 2007 and 2006 was approximately $5, nil, and $259 respectively. As of December 31, 2008, there was approximately $325 (December 31, 2007 - $912) of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 2.6 years (2007 - 2.6 years). The total fair value of stock options that vested during the years ended December 31, 2008, 2007 and 2006, was approximately $1,329, $1,502 and $1,521 respectively.

The total intrinsic value of options outstanding as at December 31, 2008 was $25 (December 31, 2007 - $572). The total intrinsic value of options exercisable as at December 31, 2008 was $25 (December 31, 2007 - $572). The total number of options fully vested at December 31, 2008 and expected to vest beyond December 31, 2008 was 5,516,801 (December 31, 2007-6,497,901). The total intrinsic value of these options was $25 at December 31, 2008 ($572 - December 31, 2007) with a weighted average contractual term of 6.2 years (2007 - 6.0 years) and a weighted average exercise price of $3.64 (2007 - $4.05). The weighted average contractual term of the options exercisable is 5.0 years (2007 - 4.4 years).

The Corporation’s estimate of an expected option term is based on the exercise behavior of our employees. The estimated stock price volatility was derived based upon the Corporation’s actual historic stock prices over the past four years, which represents the Corporation’s best estimate of expected volatility. The risk free interest rate for periods within the contractual life of the award is based on the interest rates of government bonds with similar contractual lives.

Deferred share units (“DSUs”) granted to non-employee directors during 2008, 2007, and 2006, are valued using the Black-Scholes option pricing model with assumptions materially consistent with those used to value stock options. In 2008, 2007 and 2006, 336,755, 335,420, and 94,224 DSUs were granted. In 2008, 18,461 DSUs were exercised (2007 - 98,049).

Income Taxes

The components of loss before income taxes for the years ended December 31, 2008, 2007 and 2006 are as follows:

Loss before income taxes

	2008	2007	2006
Canada	$(14,471)	$(24,834)	$(118,137)
Foreign	268	(3,212)	(12,802)
Total	$(14,203)	$(28,046)	$(130,939)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant components of the income tax benefit for the years ended December 31, 2008, 2007 and 2006 are as follows:

Current taxes

	2008	2007	2006
Canada	$—	$—	$(180)
Foreign	116	22	—
Total	$116	$22	$(180)

Future income taxes

	2008	2007	2006
Canada	$—	$—	$—
Foreign	$—	$—	$—
Total	$—	$—	$—

The Corporation adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109,” on January 1, 2007. At December 31, 2008, the Corporation does not have any uncertain tax filing positions. As a result, the Corporation has included all of its tax benefits in its disclosure of future income tax assets. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. This accounting policy did not change as a result of the adoption of FIN 48. During the year ended December 31, 2008, the Corporation recognized $nil in interest and penalties (2007-$nil). The Corproation had $nil of interest and penalties accrued at December 31, 2008 (December 31, 2007- nil).

The Corporation files income tax returns in the Canadian federal jurisdiction and various provincial and foreign jurisdictions. In the normal course of business, the Corporation is subject to examination by taxing authorities. Open tax years in Canada range from 2003 to 2008. Open tax years in foreign jurisdictions range from 2006 to 2008. However, upon examination in subsequent years, if net operating loss carry forwards and tax credit carry forwards are utilized, the Canadian and foreign jurisdictions can reduce net operating loss carry forwards and tax credit carry forwards utilized in the year being examined if they do not agree with the carry forward amount. As of December 31, 2008, the Corporation was not under audit in Canada or non-Canadian taxing jurisdiction.

INVESTOR INFORMATION

Our easy-to-use website provides current and timely investor information. As part of our commitment to full and fair disclosure and best practices in corporate governance, we regularly update and enhance our website to meet the information needs of our shareholders. To stay current with the latest Hydrogenics investor information updates, sign up for our e-mail alerts — simply visit www.hydrogenics.com/investors and click on e-mail alerts.

2008 INVESTOR RELATIONS ACTIVITIES

•      Four conference presentations - most of which were webcast for easy access for shareholders

•      Four quarterly earnings calls

•      Annual Genereal Meeting with webcast

•      More than 50 investors meetings

BOARD OF DIRECTORS

1	Norman Seagram (A), (B),
Chairman

2	Daryl Wilson
Director

3	Douglas Alexander (A), (B),
Director

4	Michael Cardiff (A), (B),
Director

5	Joseph Cargnelli
Director

6	Henry Gnacke
Director

7	V. James Sardo (A), (B),
Director

(A) - Audit Committee,

(B) - Human Resources and Corporate Governance Committee

SHAREHOLDER INFORMATION

WHISTLE-BLOWER HOTLINE

As part of our whistle-blower policy, this hotline allows team members and others to anonymously and confidentially raise accounting, internal controls and ethical inquiries or complaints.

E-DELIVERY OF SHAREHOLDER DOCUMENTS

The benefits of electronic delivery (e-delivery) include access to important company documents in a convenient, timely and environmentally friendly manner that also reduces printing and mailing costs. Hydrogenics has engaged CIBC Mellon to allow shareholders to receive the annual report and annual mailing materials through e-delivery.

Registered shareholders

•                  For registered shareholders who hold their shares directly, you will receive a financial enrolment card by regular mail with your annual meeting mailing. You will need to complete and submit the enrolment card via mail to get set up.

Beneficial shareholders

•                  For shareholders who hold their shares with an investment dealer of financial institution, you will receive a financial enrolment card by regular mail with your annual meeting mailing. On the form will be a URL and four digit company code number and an “A” that follows the 4 digit code that solicits both annual & interim material.

CORPORATE OFFICE

Hydrogenics Corporation

5985 McLaughlin Road

Mississauga, Ontario

Canada L5R 1B8

Tel: (905) 361-3660

Fax: (905) 361-3626

www.hydrogenics.com

AUDITORS

PricewaterhouseCoopers LLP

Suite 3000, Box 82

Royal Trust Tower, TD Centre

Toronto, Ontario

Canada M5K 1G8

TRANSFER AGENT

CIBC Mellon Trust Company

320 Bay Street, Box 1

Toronto, Ontario, Canada M5H 4A6

STOCK EXCHANGE LISTINGS

NASDAQ Global Market Symbol: HYGS

Toronto Stock Exchange Symbol: HYG

The Annual and Special Meeting of Shareholders

will be held on May 13th, 2009

at 1.00 p.m. at the Toronto Board of Trade

4th Floor, 1st Canadian Place, Toronto

Ontario, Canada

INVESTOR KNOWLEDGE PORTAL

We encourage you to visit our investor knowledge portal at

www.hydrogenics.com/investor

to learn, stay informed and monitor our progress.